                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C.  20549

                                 AMENDMENT NO. 6
                                 ---------------

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                         UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               BOYSTOYS.COM, INC.
                               ------------------
                      (Exact name of registrant in charter)


 Delaware                                               33-0824801
 --------                                               ----------
(State or Other                                       (IRS Employer
Jurisdiction of Incorporation                        Identification No.)
or Organization)


                412 Broadway, San Francisco,  California  94133
                -----------------------------------------------
                    (address of principal executive offices)


                                 (415) 391-2800
                                 --------------
                  (Issuer's Telephone No., Including Area Code)


SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

         Title of each class                       Name of Each Exchange on
         to be so registered                       each class is to be
         -------------------                       -------------------
              None                                         None
         -------------------                       -------------------

         -------------------                       -------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

 Common Stock, Par Value $0.001
 ------------------------------
    (Title of Class)

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                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS


COMPANY STRUCTURE

     BoysToys.com, Inc., a Delaware corporation (the "Company"), was incorporated in the State of Delaware on April 21, 1997 under the name Wagg Corp.

     In January 1998 the Company changed its name to Alternative Entertainment, Inc. (the same name of a Nevada corporation (identified below as "AEI-Nevada") previously established for the operation of the Company's business) and in December 1998 the Company's name was changed to BoysToys.com, Inc.

THE COMPANY'S BUSINESS

     The Company, through its wholly-owned subsidiary, RMA of San Francisco, Inc., a California corporation ("RMA") owns and operates an upscale gentlemen's club in San Francisco, California (the "Club") under the name, "Boys Toys Club." The Company originally intended to operate the Club through Boys Toys Cabaret Restaurants, Inc., a California corporation ("BTC Restaurants") that is currently a dormant corporation with no operations or assets. All assets and operations of BTC Restaurants have been assigned to RMA.

      The Company has the following subsidiaries: RMA, BTC Restaurants, and Alternative Entertainment, Inc., a Nevada corporation ("AEI-Nevada") of which only RMA has any assets or operations.

INTERNET-RELATED MATTERS

     While the Company's name includes the ".com" moniker, this reflected the Company's original intention to pursue business activities involving the use of the internet. Currently, the Company has not had sufficient financial or managerial resources to pursue or develop any significant internet related business: (i) the Company has an internet Web Site for the Company's public and investor relations (namely, Boystoys.com) (the "Corporate Web Site") and (ii) six sites that opened in October 1999 and which have remained in development only (namely, Super-teens.com, Sexyyoungasians.com, Red-hotsex.com, Pussysource.com, Peeing-girls.com, and Strange-insertions.com) (the "Developmental Web Sites").

     The Company believes that its Corporate Web Sites are useful in giving the Company an internet presence or identity for its customers, vendors, and stockholders Given the location of the Company's Club in San Francisco, California as a venue for business travelers and the possible use of the internet by visitors to San Francisco (and by San Francisco-area residents), the Company believes that its Corporate Web Sites are important to disseminate information regarding the Company, the Club, and the Club menu and interior decor.

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     The six Developmental Web Sites, which were opened in October 1999, were intended by the Company as an experiment to assist the Company's management in becoming familiar with adult internet pay sites (i.e., Web Sites that generate revenues from monthly subscriber fees).

     Currently, the Developmental Web Sites are adult-only Web Sites and each offers monthly memberships to subscribers at $29.95 per month or $49.95 for three months. The Company's receives assistance in the operation of each of the Developmental Web Sites from the following vendors pursuant to oral agreements as follows: (i) I-Gallery provides adult live-streaming video content at $1,495 per month under a month to-month arrangement with the Company; (ii) Web 800 Service provides merchant card services at a fee equal to 15% of any credit card amounts collected under a month-to-month arrangement with the Company; and (iii) Spotted Fly Technologies is paid $495 per month for hosting the Company's Corporate Web Sites and the Developmental Web Sites under a month-to-month arrangement with the Company. From inception in October 1999 through December 31, 1999, the Company derived an aggregate of $916.00 in revenues from the Developmental Web Sites; and throughout this period the Company's management has been and remains primarily focused on meeting the managerial and financial obligations related to the opening and currently the operation of the Company's Club.

     The Corporate Web Sites and the Developmental Web Sites (together with five inactive but registered Web Sites) required that the Company expend $70 per Web Site or an aggregate of $910 to register the domain names of all these 13 Web Sites. The five inactive Web Sites are as follows: Onlinecontent.com, Boystoysgambling.com, Boystoyslottery.com, Boystoysgaming.com,
Boystoyshorseracing.com. While the Company registered these Web Sites, the Company has determined that it does not intend to enter into on-line internet gaming, horse racing, or any other gambling-related business activities. As a result, these Web Sites were never developed, tested, and are not on-line.

     The Company is continuing to evaluate the Developmental Web Sites and may add or delete to the list of its Developmental Web Sites as the Company's financial and managerial resources allows. Further, and subject to the Company's successful operation of its existing Club, the Company anticipates that it will explore, within the next 18 months, the acquisition of one or more established adult-related gentlemens clubs and/or entertainment internet business opportunities that would compliment the Company's existing Club. In the event that the Company undertakes any one or more acquisitions, an acquisition must meet the following criteria:

     1)  Other upscale gentlemens clubs located in major metropolitan areas;

     2) Adult-only Internet Web Sites (Web Sites that require a subscriber to pay monthly subscription fees);

     3) Pre-recorded and/or live-streaming video content providers or vendors that provide adult-related video content marketable through adult-related Internet Web Sites (these vendors record live performances by adult entertainers that may be viewed in real time by subscribers to adult-only Internet Web Sites); and

     4) other business enterprises that possess proprietary technology or video compression technology that may be used in conjunction with any adult-only Internet Web Sites and/or pre-recorded or live-streaming video content that the Company may otherwise offer.

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

     Currently, the Company has not identified any acquisition candidates or otherwise conducted any review or evaluation of any precise acquisition target or related strategy. The Company has not retained and will likely not have the financial and managerial resources to obtain independent investment banking or similar advice in connection with any such acquisition but will likely rely primarily upon evaluations made by its management. In addition, in the event that the Company implements an acquisition strategy, the Company will likely be limited to using its common stock, preferred stock, or a debt security as consideration in any such transaction. This may well limit the Company's ability to complete any acquisitions since many sellers prefer to sell their business in exchange for a cash payment.

     The Company is filing this Form 10-SB to ensure that its stockholders can obtain current information regarding the Company's affairs on a continuous basis in accordance with the Securities Exchange Act of 1934.

PRIOR PUBLIC OFFERING OF SUBSIDIARY & PRIOR FILING DEFICIENCIES

     The Company's subsidiary, AEI-Nevada, previously filed a Registration Statement on Form SB-2 with the U. S. Securities and Exchange Commission (the "Registration Statement") for a proposed public offering of over $11 million (the "Prior Public Offering").

     AEI-Nevada's Registration Statement for the Prior Public Offering became effective on July 3, 1996 and on September 15, 1996, AEI-Nevada filed Form 8-A.

     The Prior Public Offering was conducted on an "all or none" basis. This meant that unless all of the securities that were the subject of AEI-Nevada's Prior Public Offering were sold, all of the funds received and deposited in the escrow account (the "Escrow Account") established by AEI-Nevada at First National Bank (the "Escrow Agent") would be refunded to each purchaser.

     All funds received by AEI-Nevada in the Prior Public Offering were deposited with the Escrow Agent. AEI-Nevada was not successful in obtaining the services of an underwriter and AEI-Nevada was not successful in selling all of the securities that were the subject of the Prior Public Offering. As a result: (1) the Escrow Agent refunded all monies received and deposited into the Escrow Account to each purchaser of the securities in the Prior Public Offering; (2) AEI-Nevada did not sell any of the securities that were the subject of the Prior Public Offering; and (3) AEI-Nevada did not raise any capital in the Prior Public Offering.

     However, under Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), AEI-Nevada was obligated to file with the U. S. Securities and Exchange Commission (the "Commission") all reports required by Section 13(a) of the Exchange Act for the year ending December 31, 1996 and thereafter unless AEI-Nevada had less than 300 shareholders of record and AEI-Nevada filed Form 15 within 30 days after the beginning of any fiscal year following the year in which the Registration Statement for the Prior Public Offering became effective.

     Although AEI-Nevada's Prior Public Offering failed with the result that no securities were sold and all funds deposited with the Escrow Agent were refunded, AEI-Nevada was obligated to file the following reports with the Commission in accordance with Section 15(d) of the Exchange Act and Rules 15d-1 through 15d-13 thereunder:

     A) ANNUAL REPORT. AEI-Nevada was required to file Form 10-KSB for the 1996 fiscal year ending December 31st for 1996, 1997, 1998, and 1999;

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

     B) QUARTERLY REPORT. AEI-Nevada was required to file a Form 10-QSB for the third quarter in 1996 and for each calendar quarter commencing with the first quarter, second quarter, and third quarter of 1997, 1998, 1999, and the first quarter of 2000; and

     C) SPECIAL REPORTS. AEI-Nevada was required to file Form 8-K upon the occurrence of any one or more events enumerated in the instructions for Form 8-K for all time periods following July 3, 1996 to the present.

     And, under Section 13(b)(2) of the Exchange Act, AEI-Nevada was obligated to make and keep books, records, and accounts, in reasonable detail, maintain a system of internal accounting controls for the proper execution and recording of financial transactions, control access to AEI-Nevada's assets in accordance with management's authorizations, and reconcile and take appropriate action with respect to AEI-Nevada's assets, accounts, and records at reasonable intervals.

     Finally, and in connection with the Prior Public Offering, AEI-Nevada failed to properly file Form SR with the Commission in accordance with Rule 463 of the Securities Act of 1933 and meet the filing requirements thereunder. In general, Form SR is used to report an issuer's public offering of securities and use of the proceeds received from a public offering.

     Form SR should have been filed within three months and ten days after July 3, 1996 and the Rule requires that one or more additional filings of Form SR are required each six months thereafter until all funds received from a public offering have been applied. Since AEI-Nevada did not receive any proceeds from the Prior Public Offering, AEI-Nevada should have filed Form SR to accurately report the failure of the Prior Public Offering and the lack of any proceeds from the Prior Public Offering. Finally, AEI-Nevada failed to file a request with the Commission to withdraw its Registration Statement.

     Although AEI-Nevada filed Form 15 on March 15, 1997 with the Commission to terminate its registration under Section 12(g) of the Exchange Act (which served to terminate AEI-Nevada's obligation to file an Annual Report, Quarterly Reports, and Special Reports (as described above) required by Section 12(g) of the Exchange Act), this filing did not terminate AEI-Nevada's obligations to file an Annual Report, Quarterly Reports, and Special Reports (as described above) under Section 15(d) of the Exchange Act. Further, the filing of Form 15 did not reduce or eliminate the Company's obligation to properly file Form SR or meet its record keeping requirements under Section 13(b)(2) of the Exchange Act.

     The Company would likely assert that although AEI-Nevada failed to: (i) file the Reports (described above) required by Section 15(d) of the Exchange Act; (ii) file and adhere to the requirements for filing Form SR; and (iii) failed to adhere to the record keeping requirements of Section 13(b)(2) of the Exchange Act, these failures were inadvertent and unintentional, did not result in any injury or loss to any investor, and AEI-Nevada did not receive any monies or issue any securities as a result of the Prior Public Offering.

     The failure of AEI-Nevada to fulfill its obligations to file the reports required under Section 15(d) of the Exchange Act, to file Form SR in a timely and accurate basis, and to otherwise observe the record keeping requirements required by Section 13(b)(2) of the Exchange Act may subject AEI-Nevada, the Company, and any persons who may be found to have participated in these matters to liability under Section 20 of the Exchange Act and may subject AEI-Nevada and such persons to enforcement actions by the Commission under Section 21 and other provisions of the Exchange Act.

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

     Further, and to the extent that the Company incurs any costs or expenses with resulting damage or injury to any holder of the Company's Common Stock or any promissory notes issued by the Company, the Company may incur liability under state and federal anti-fraud statutes and similar laws for any failure to disclose these liabilities to any person who purchased the Company's common stock or promissory notes without sufficient disclosure of the liabilities faced by the Company.

     In an attempt to address these problems and concurrent with the filing of this Amendment No. 3 to the Company's Form 10-SB, AEI-Nevada will propose the following to the Commission: (1) that AEI-Nevada file Form 15 to terminate its obligations under Section 15(d); (2) that AEI-Nevada file Form SR in connection with the Prior Public Offering; and (3) AEI-Nevada will file a letter with the Commission requesting the withdrawal of the Registration Statement. The Company is also conducting an evaluation of the events and actions taken by AEI-Nevada to ensure that AEI-Nevada's failure to fulfill its obligations under federal securities laws will not reoccur.

     However, although the Company and AEI-Nevada are taking the above actions, there can be no assurance that the Company will successfully avoid incurring any liability, costs, or expenses incurred in connection with these problems.

THE SAN FRANCISCO CLUB

     Construction of the 15,000 square foot Club was completed in October 1999 at which time the Company received its certificate of final completion. The Company has secured an alcoholic beverage license, a cabaret license, and all other licenses and permits required by the City and County of San Francisco, California. The Club opened on January 26, 2000 and has remained in operation since that date.

     A subsidiary, Alternative Entertainment, Inc., a Nevada corporation ("AEI-Nevada") was initially formed to engage in the business of developing, owning, and operating upscale nightclubs providing exotic dance entertainment combined with private membership men's clubs and contemporary-styled full service restaurants and bars. On January 15, 1998, 80% of the Company's Common Stock was acquired by AEI-Nevada and the Company changed its name from Wagg Corp. to Alternative Entertainment, Inc. On January 26, 1998, AEI-Nevada, as the majority stockholder of the Company, effected a one for two reverse split of the Company's common stock and approved an amendment to the Company's Certificate of Incorporation to change the Company's name to Alternative Entertainment, Inc. and to authorize the issuance of up to 8,000,000 shares of Preferred Stock. The Company has not issued any Preferred Stock and has no Preferred Stock outstanding.

     Following these actions and on January 28, 1998, AEI-Nevada's Board of Directors voted to approve the exchange of one share of the Company's Common Stock for each share of AEI-Nevada common stock outstanding. This resulted in AEI-Nevada becoming a subsidiary of the Company. As a result, AEI-Nevada became a wholly-owned subsidiary of the Company. Subsequently and on December 29, 1998, a majority of the Company's shareholders approved an amendment to the Company's Certificate of Incorporation to change the Company's name to BoysToys.com, Inc.

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

     On February 18, 1998, the Company entered into an agreement (the "Purchase Agreement") with ITEX USA, Inc. ("ITEX") whereby ITEX has agreed to provide the Company with up to $530,000 cash credit (the "Cash Credit") to be applied to the Company's purchase of $530,000 in goods and services at prices equal to the lowest price (as verified in writing); that is, under the Purchase Agreement that the Company executed with ITEX , the Company holds a Cash Credit equal to $530,000 and the Company has the right to obtain goods and services from ITEX up to the maximum amount of the $530,000 Cash Credit such that the price accorded any such goods or services so obtained is to be equal to the lowest price verified in writing by competitive bid as agreed between the Company and ITEX.

     ITEX is a barter exchange company that offers goods and services that it acquires through barter from others. Under the terms of the Purchase Agreement, the Company is to issue purchase requests to ITEX and ITEX is then obligated to provide the goods and services requested through ITEX's suppliers and vendors. In exchange for the Cash Credit, the Company committed to issue to ITEX the sum of 100,000 shares of the Company's Common Stock. The Company intends to use the Cash Credit to acquire, in part, newspaper, billboard, and radio advertising from ITEX using the Cash Credit for use in promoting the Club.

     All of the 100,000 shares of the Company's Common Stock to be issued to ITEX entitle the Company to receive goods and services with a fair market value at $530,000 in excess of any cash payments made to any ITEX-identified suppliers or vendors. In connection with any issuance of the Company's Common Stock to ITEX: (1) all of the shares will be issued solely to ITEX on a private placement basis in conformity with the requirements of Section 4(2) of the Securities Act of 1933; (2) a stock certificate representing any such shares will be imprinted with a restricted securities legend; (3) the Company will require that an authorized officer of ITEX execute an investment agreement wherein ITEX will agree that it is purchasing the shares for investment purposes only and not with a view to reselling or transferring the shares to any other person; and (4) the Company will not permit the resale or transfer of any of the shares issued to ITEX unless the Company receives and approves an opinion of counsel, satisfactory to the Company, that any such transaction does not violate the Securities Act of 1933.

     The Company has not undertaken any investigation or inquiry into ITEX's affairs. However, the Company believes that ITEX is a reputable barter exchange company. The Company further believes that since ITEX does not buy or pay the suppliers or vendors that the Company may utilize (the Company pays them directly), that any issuance of the Company's Common Stock to ITEX will adhere to the requirements of state and federal securities laws

     The Company believes that the Club serves three distinct business segments (a nightclub providing exotic dance entertainment, a full service restaurant and bar and a private membership men's club) within the confines of a single facility. The business of the Company is conducted under the trade name, trademark, and service mark of "Boys Toys." Although the Company intends to register its claim to these tradenames, the Company has not yet filed an application with the U.S. Patent and Trademark office to register these names.

     The Club's revenues are generated from:

     (1)  food and beverage sales;

     (2)  Boardroom VIP membership sales;

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     (3)  nightclub admission (door) fees;

     (4) fees charged by the Company in connection with the use of credit cards by patrons to obtain cash equivalent items (i.e., the Company sells "Diamond Dollars" certificates (in multiples of $10 and $20 amounts) to patrons of the Club such that each "Diamond Dollars" certificate may be used in lieu of cash or credit cards at the Club for a patron's payment of a "dance fee" to an entertainer) ("Cash Equivalent Fees");

     (5) sales of certain merchandise on display at the Club (i.e., polo shirts, t-shirts, jackets, and caps) and other merchandise salable on a consignment basis; and

     (6) entertainers' lease fees paid by entertainers (dancers) for the privilege of performing at the Club. (Currently, the Company charges each entertainer a lease fee equal to $20 to $50 for the right to perform at the Club during any shift.)

     With respect to Cash Equivalent Fees, the Company charges a service fee equal to 20% of the amount of any "Diamond Dollars" certificate that it sells to any patron (i.e., if a patron seeks to purchase $100 in "Diamond Dollars" certificates, the Company sells the certificates at a price equal to $120). Each "Diamond Dollars" certificate may be used to pay "dance fees" to an entertainer (as described above). If an entertainer receives a "Diamond Dollar" certificate in payment for a "dance fee," the entertainer is able to exchange each "Diamond Dollars" certificate and receive cash from the Company. The Company purchases each "Diamond Dollars" certificate from the entertainers at a 10% discount (i.e., for every $100 in stated value in "Diamond Dollars" certificates submitted for exchange and redemption, the Company pays $90 in cash).

     As a result, the Company earns $20 upon the sale of every $100 in "Diamond Dollars" certificates and, upon redemption of a $100 "Diamond Dollars" certificate, the Company pays only $90 to the entertainer who redeems it.

     The Company leases the land and building for the Club through its other wholly-owned subsidiary, RMA of San Francisco, Inc., a California corporation ("RMA") (and as successor in interest to Boys Toys Caberet Restaurants, Inc., a California corporation). The real property for the Club is owned by Roma Cafe, Inc. ("RCI") and is located in San Francisco's financial district at 408-412 Broadway, San Francisco, California.

     If the Company is successful in operating the Club and if the Company is able to obtain additional financing, the Company plans to establish additional Boys Toys Clubs in other locations, including New York, Chicago, New Orleans and Boston. However, the Company has not identified any specific location in any of these cities and these plans are subject to: (i) the successful operation of its existing Club; (ii) the negotiation of acceptable terms for the acquisition of an existing gentlemen's club in a location which would be suitable and compatible with the Company's strategy; and (iii) the availability of financing terms from a seller of a gentlemen's club that would permit the Company to complete the acquisition on financial terms that are acceptable to the Company in view of the Company's then existing financial abilities and the costs that the Company would incur in expanding its currently limited management staff and providing additional working capital to meet an expanded level of operations. The Company has not presently identified any prospective acquisition candidate and there can be no assurance that the Company will undertake any such acquisition or otherwise expand to other locations.

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

     If the Company were to establish other Boys Toys Clubs, it anticipates that the Company would likely lease existing nightclub and/or restaurant locations, acquire related nightclub/restaurant properties and equipment, and thereafter make all necessary improvements to such locations, properties and equipment in order to conform them to the Boys Toys motif.

     The Boys Toys Club name, embraces a concept featuring exotic dance entertainment performed by attractive and talented entertainers within an upscale and trendy nightclub environment. The Club has an interior setting where patrons will be surrounded, and among, numerous and various material items which many men aspire to obtain in their life. The Company anticipates that a patron of its Club will be quickly struck by the nature and number of items on display, such as artwork, collectibles, unusual artifacts and memorabilia. The Company currently has $80,000 of artwork on display in the Club and consigned for sale pursuant to oral agreements with local San Francisco-area artists.

     The Company has placed this artwork on display throughout the Club, each such displayed item will be available for purchase by patrons, or the Company is able to provide patrons with detailed information concerning how and where such displayed item may be purchased.

     The Company expects that all items on display in the Club will be replaced with new and different items approximately every 60 to 90 days, thereby giving the Club a new interior physical appearance every two to three months.

     If the Company is successful, the Company further expects that the exciting and vibrant atmosphere created by the Club's interior decor will be enhanced by exhilarating lighting and specially selected upbeat music. In order to obtain the items to place on display in its Club, the Company approach local and regional vendors of the items it desires to display, and enters into consignment arrangements with each vendor.

     The Company has verbal consignment arrangements that allows the Company to display various types of artwork, collectibles and memorabilia owned by the vendors at each Club at no cost to the Company, while in return providing the vendor with increased exposure to its owned items, and therefor providing the vendor with potential additional marketing venues and outlets for the sale of its owned items. However, retail competition for the sale of such items is intense and there are many other retail galleries and consignment outlets likely will be able to attract high quality artwork and other items that the Company seeks to display for consignment at its Club. Thus, there can be no assurance that the Company will attract high quality items on a consignment basis or, if it does, that it can continue to do so.

     Failure of the Company to obtain additional desired items in the future and on a consignment basis may result in the Company being unable to embellish the interior physical decor of its Club in its planned manner. Further, failure of the Company to obtain the desired items on a consignment basis will have a material adverse impact on the Company's plan of operation in that such failure may require the Company to expend significant amounts of its capital to purchase such items.

     The Club has, in addition to its nightclub proper, a full service restaurant and bar and full service, private VIP members-only men's club.

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

     Rather than just establishing an exotic dance entertainment nightclub, the Company's business concept for the Club is to create an entertainment complex combining an exotic dance entertainment nightclub with a full service restaurant and bar and a private VIP members-only men's club. The concept is to provide a place where one may enjoy quality exotic dance entertainment, relax and converse in a place where one may see and be seen, partake in quality restaurant dining, and entertain and be entertained in private members-only quarters, all within the Boardroom Restaurant.

     The Company believes that excellence in operations, ambiance and location are important for success in the exotic dance entertainment business. The Company believes that it will be able to differentiate its Boys Toys Club by implementing the following strategic elements:

     * Combining its exotic dance entertainment nightclubs with its Boys Toys Club and private VIP members-only men's clubs so as to provide patrons with a multi-faceted entertainment experience.

     * Designing its Boys Toys Club to attract primarily upscale professionals and businessmen.

     * Physically embellishing its Boys Toys concept by creating an exterior and interior physical decor for its Boys Toys Club which evidences the style and class of an establishment designed for men's entertainment and reflecting the upscale caliber of its patrons.

     * Providing high quality and attentive service in a manner to ensure patron satisfaction.

     The Company believes that its Boys Toys concept will create a distinct image and popularity among upscale gentlemen's club patrons. As such, the Company believes that it will be successful in marketing T-Shirts, jackets and other casual-wear merchandise that feature the Boys Toys logo and location. However, absolutely no assurance can be given that the Company's Boys Toys concept will create a distinct image and widespread popularity, or that the Company will be successful in marketing T-Shirts, jackets and other casual-wear merchandise with the Boys Toys logo.

     It is also the Company's philosophy and intention that the Boys Toys Club exhibit civic and social responsibilities by creating and maintaining an active relationship with a variety of charity organizations in their respective local communities.

     In this regard, the Company expects to make contributions of food, services or funds benefitting a wide range of causes, which causes management of the Company expects to be brought to its attention through suggestions from the Company's employees, officers and shareholders.

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

     The Company's Club restaurant provides all patrons of the Company's Boys Toys Club with a full service restaurant, bar and lounge area providing business lunch buffet and dinner table service by waitresses. The Company has hired an experienced executive chef and other experienced support personnel and believes that its menu represents the finest culinary delights, distinctive for their taste as well as nutritional balance, from throughout the various regions of the United States.

     Coupled with this distinctively American menu, the restaurants are expected to offer the highest quality of food prepared with the greatest of care and presented and served in a manner which would reflect the upscale nature of the Boys Toys Club. As a complement to its food menu, the Company expects that its Boys Toys Restaurant will offer an extensive selection of domestic and foreign wines, spirits, and champagne. Management of the Company anticipates that an average lunch check per customer will be $25.00 and an average dinner check per customer will be $60.00.

     However, these amounts and the operation of the restaurant will be subject to prevailing competitive conditions.

     In general, the Company believes that excellence in operations and quality of food and service, ambiance, location and price-value relationship are keys to success in the restaurant industry. The Company believes that it will be able to differentiate its Club by emphasizing the following strategic elements:

     * Positioning in the mid-priced to upper-priced, full service dining segment of the restaurant industry.

     * The location of the Club within the confines of an exciting and upbeat facility provides a unique and enduring attraction to a broad and diverse demographic mix of customers in the 25 to 65 age group.

     * Quality and attentive service with each waitress generally being assigned to no more than four tables at lunch and three tables at dinner to ensure customer satisfaction.

     * Consistent quality products through careful ingredient selection and food preparation.

     There can be no assurance that the Company can achieve any one or more of these objectives or, if it does achieve these objectives, that it can achieve them while also achieving and maintaining profitability.

PRIVATE VIP MEMBERSHIP CLUB

     The Boys Toys Club has a full service private VIP membership facility is open only to patrons who are members. These private VIP membership facilities are known as the "Boardroom." Membership in the Boardroom entitle members to:
(i) access to the private VIP Boardroom; (ii) bring up to six guests to the Boardroom without payment of any entrance fee (currently $30.00 per person);
(iii) preferred seating for dining; (iv) first priority for special events; and
(v) free limousine service within the city of San Francisco. The Boardroom also has a business center (with facsimile machines, secretarial staff and computers).

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

     Additionally, Boardroom members have free use of Boardroom facilities for private parties and meetings, preferred seating and advanced notices for special events and holiday functions held at the Club, and access to personal improvement seminars and concierge services. Currently Boardroom memberships are for a period of one year, and may be renewed by a member at the end of each membership year. Membership fees for the Boardroom are $1,000 per annum.

SITE SELECTION CRITERIA AND LEASING

     In the event that the Company expands with other locations, the Company believes that the selection process for sites for the Company's clubs is critical in determining the potential success of a Boys Toys Club, and therefore it expects to devote a significant amount of time and resources to analyze each prospective club site.

     A variety of factors are considered in the site selection process, including local market demographics, site visibility and accessibility and proximity to significant generators of potential customers such as office complexes, hotel concentrations and other entertainment centers such as stadiums and arenas. The Company will also review potential competition and attempt to analyze the profitability of other nightclub, restaurant and bar establishments operating in areas where the Company proposes to establish a Boys Toys Club.

     The Company expects that it will likely lease all of its locations for any additional Boys Toy Club, although the Company may consider purchasing properties for its facilities in the future, where it is cost effective to do so.

LOCATION OF BOYS TOYS CLUB

     The Company's existing Club is the Company's first club and is located at 408-412 Broadway, San Francisco, California, in the north beach area of the financial district of San Francisco (the "Facility"), approximately four blocks north of the landmark Transamerica Building.

     The Company leased the Facility from Roma Cafe, Inc. The Company has obtained a Place of Entertainment Permit with respect to the exotic dance entertainment aspects of the Company's business at the San Francisco Premises. The Company has secured an alcoholic beverage license, a cabaret license, and all other licenses and permits required by the City and County of San Francisco, California.

ADDITIONAL BOYS TOYS CABARET CLUBS.

     In addition to the existing Club and if the Company can obtain additional financing on favorable terms, the Company may establish other Boys Toys Clubs. The exact number, location, and other aspects of this plan has not been determined at this time.

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     Additional locations that may be considered for Boys Toys Clubs include
New York, Chicago, New Orleans and Boston. However, the Company has not identified any specific location in any of these cities and these plans are subject to: (i) the successful operation of the existing Club; (ii) the negotiation of acceptable terms for the acquisition of an existing gentlemen's club in a location which would be suitable and compatible with the Company's strategy; and (iii) the availability of financing terms from a seller of a gentlemen's club that would permit the Company to complete the acquisition on financial terms that are acceptable to the Company in view of the Company's then existing financial abilities and the costs that the Company would incur in expanding its currently limited management staff and providing additional working capital to meet an expanded level of operations. The Company has not presently identified any prospective acquisition or location and there can be no assurance that the Company will undertake any such acquisition or otherwise expand to other locations.

MARKETING

     The Club (and any other clubs that the Company may establish), will be marketed to attract primarily (if not strictly) professional and white collar businessmen clientele.

     The Company plans to use the Club's name to develop name recognition and patron loyalty to attract these customers. Due to its upscale theme, exotic dance entertainment experience and quality food and service, the Company believes that its Boys Toy Clubs will have the unique ability to attract both local and out-of-town professional and white collar businessmen patronage.

     The tour and travel as well as convention segments of the cities in which Boys Toys Clubs will be located will be another focus of the Company's marketing strategy. The Company's marketing strategy will be designed to inform targeted patrons that Boys Toys Clubs provide a unique and exciting atmosphere not found elsewhere through visual and audio experiences.

     The Company expects that the center of its marketing efforts will revolve around its exotic dance entertainment nightclubs. The Company's Boys Toys concept will be directed at upscale, professionals and white collar businessmen aged 25-65 who either reside in or near major U. S. commercial centers where Boys Toys Clubs will be located, or who frequently visit these areas on business.

     In order to reach this targeted market, the Company will attempt to establish Boys Toys Clubs in the heart of those cities in which it intends to operate, so as to make its facilities easily accessible by professional and white collar businessmen.

     The Company believes that its local patrons will include primarily men who work and/or live near a Boys Toys Club, and who will seek some form of nightclub environment at the end of their work day which will provide a comfortable atmosphere with appropriately priced, high quality, food available.

     The Company believes it will meet this type of patron's needs by providing a quality entertainment experience with a high level of personalized service in a casual, fun setting - an experience that the Company expects will generate repeat visits among the local customer segment.

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

     The Company anticipates that its business travel segment will be primarily composed of individuals traveling on business to those cities where Boys Toys Clubs are located. The Company further believes that the marketing approach for this customer requires an emphasis on the beauty and elegance of the Boys Toys Clubs, the exciting atmosphere, and safety.

     The Company expects to promote and advertise its Boys Toys Restaurant and private VIP members-only men's club segments of its Boys Toys Clubs as if they were not dependent upon its exotic dance entertainment segment. Thus, the Company will strongly promote its Boys Toys Restaurants as an establishment providing the best food possible at reasonable prices. The Company will promote its private VIP members-only men's club as a private location where men can meet to, among other things, discuss and effectuate business in a congenial atmosphere, as well as a place where men can entertain themselves as well as business clients and associates.

     The Company is utilizing billboard, print and direct mail advertising, and is conducting coordinated promotional efforts with local and regional hotels, taxi companies and limousine services.

     Additionally, the Company intends to utilize merchandise as a means of marketing its Boys Toys Clubs. Thus, the Company will promote various Boys Toys merchandise which is expected to be created by the Company as popularity of the Boys Toys Clubs increases. Such merchandise is expected to include T-Shirts, jackets, sweatshirts, and other memorabilia.

     Because of its Boys Toys Restaurants, and if the Company can maintain the presence and availability of many interesting items displayed prominently throughout the Club, the Company believes that its Club will be able to adopt event-driven promotion oriented marketing strategies. Thus, in addition to traditional advertising techniques, the Company intends to seek to establish close ties with the entertainment industry so as to provide the Company with extensive promotional opportunities.

     Events such as surprise appearances by recording artists or professional athletes can be expected to attract targeted upscale patrons.

BOYS TOYS CLUB OPERATIONS AND MANAGEMENT

     The Company will strive to maintain quality and consistency in its existing Club through the careful training and supervision of personnel and the establishment of standards relating to food and beverage preparation, maintenance of facilities and conduct of personnel.

     The Company maintains financial and accounting controls for the existing Club through the use of centralized accounting and management information systems. Operations information will be collected weekly from the Club, and club managers will be provided with weekly and 28-day period operating statements for their locations. Cash will be controlled through daily deposits of sales proceeds in local operating accounts. The Club is scheduled to be open daily from 11:00 a.m. to 2:00 a.m.

     Overall management of a typical Boys Toys Cabaret Club will be conducted by two managers, a day manager and an evening manager in addition the Club's
General Manager.   The Club also employs a staff consisting of approximately 40 hourly employees and 35 part-time employees. The composition of the Company's current full-time employees is as follows:

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          Category                         No. of Employees
          ----------------------------     ----------------
          General Manager                          1
          Club Manager                             1
          Restaurant Manager                       1
          Bookkeeper                               1
          Office Staff                             1
          Entertainment Director                   1
          Executive Chef                           1
          Kitchen Staff                           11
          Host & Hostesses                        12
          Secretarial Staff - Boardroom            2
          Servers                                  4
          Bus Persons                              4

     The additional 35 part-time employees are primarily restaurant servers, bus persons, and support personnel.

     In addition to these employees, the Company utilizes 25 to 50 female exotic entertainers (dancers) per night, as independent contractors, on a varying basis. Each exotic female entertainer is paid directly by a patron for each dance performed. The Company does not employ or pay any wages, salary, compensation, or other fees to any of the exotic female entertainers that perform at the Club. Entertainers also pay a lease fee of $20 to $50 per shift for the right to perform at the Club. Entertainers receive only "dance fees" from patrons of the Club. The Company does not receive any percentage from any cash fees paid by patrons to the entertainers (dancers) that perform at the Club.

     However and as described earlier, when an entertainer redeems any "Diamond Dollars" certificates (previously received from a patron in payment of any "dance fees"), the Company pays the entertainer an amount equal to 90% of the face or stated value of the "Diamond Dollars" certificates that are later submitted for redemption. (Thus, if an entertainer submits $1,000 in "Diamond Dollars" certificates to the Company, the Company redeems these certificates by paying the entertainer $900 in cash.)

     The General Manager of the Club reports directly to the Company's President. The Company's Entertainment Director and Club Manager report to the General Manager of the Club. Working in concert with these managers, the Company's President defines operating and performance objectives for the Club and monitors implementation. The Company expects that its Club managers will participate in a variety of Company sponsored employee incentive programs such as the Company's stock option plans. The Company has not yet adopted any stock plan but may do so in the future.

     Awards under any Company sponsored employee incentive programs will be tied to achievement by facility managers of specified operating targets. The Company plans for its senior management to regularly visit each Club the Company operates and meet with the respective managers of those clubs to ensure that the Company's strategies and standards of quality in all respects of operations and personnel development are met.

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

     The Company believes that customer service and satisfaction are keys to the success of its existing Club and any other clubs that the Company may establish. The Company's commitment to customer service and satisfaction will be evidenced by several Company practices and policies, including periodic visits by managers to customers' tables, active involvement of management in responding to customer comments and assigning waitresses in the Company's Boys Toys Restaurants to a limited number of tables, generally four for lunch and three for dinner.

PURCHASING

     The Company negotiates directly with suppliers for food and beverage products to ensure consistent quality and freshness of products and to obtain competitive prices. The Company purchases substantially all food and beverage products from authorized local or national suppliers. Food, beverage and other products and supplies are shipped directly to the Club, although invoices for purchases will be paid by the Company's wholly-owned subsidiary, RMA of San Francisco, Inc., a California corporation ("RMA"). RMA is the corporation the Company established to operate the existing Club.

MANAGEMENT INFORMATION SYSTEMS

     The Company has a computer information system which is designed to maintain personal profile information on the members of its private VIP members-only men's club. The profiles are designed to assist managers of the Club in meeting the personal desires of particular Boardroom members, and will contain such information as a Boardroom member's favorite beverage, favorite food and spending habits. This information will be available to any other Club locations that the Company may establish through a proprietary database, and will enable Boardroom members to visit any of the Company's Clubs (that the Company may establish) and be provided with a similar level of personal service.

     The Company's point-of-sale information system is designed to assist in labor scheduling and food cost management, provide corporate management quicker access to financial data and reduce a particular club manager's administrative time.

TRADE NAMES, TRADEMARKS AND SERVICE MARKS

     The Company expects to develop and implement Boys Toys trademarks and/or service marks which will enhance a customer's ability to identify the Company, as well as the products and services to be offered by the Company.

     Currently, the Company has not developed and implemented any trademarks and/or service marks, and therefore has not filed any applications to register any trademarks and/or service marks. Furthermore, the Company is unaware of names similar to the trade names to be used by the Company which are used by other persons.

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

     The Company's overall policy will be to pursue registration of its marks whenever possible and to oppose vigorously any infringement of its marks. There can be no assurance that if and when the Company develops and implements its trademarks and/or service marks, that such trademarks and/or service marks will afford protection against competitors with similar products and services. There can also be no assurance that the Company's trademarks and/or service marks will not be infringed upon or designed around by others, or that the Company can adequately prosecute or defend any infringements.

COMPETITION

     The Company's existing Club (and any other clubs that the Company may later establish) will compete with other nightclubs, restaurants and bars, some of which may be larger and more established, experienced and better financed than the Company.

     Competing nightclubs, restaurants and bars may offer services not offered by the Club, which could place the Company at a competitive disadvantage.

     The Company believes that the following factors will allow the Company to compete effectively:

     * Many of the Company's competitors are not designed to market themselves as high quality, upscale exotic dance entertainment complexes and have not attempted to do so.

     * The Company's marketing strategy focuses on creating a reputation for its Clubs as an upscale, tasteful nightclub, restaurant, and bar facility frequented by professionals and white collar businessmen.

     * The Company's three-pronged approach of having its Clubs produce revenues from food and beverage sales, Boardroom membership fees and exotic dance nightclub associated fees are anticipated to enhance the profitability of the Company.

     The adult entertainment industry, including adult entertainment offered in private clubs and through the internet, is large and includes many well-established and well-managed and experienced enterprises.

     Many of these businesses possess financial and managerial skills that far exceed the resources that the Company has or will have at any time in the foreseeable future. Some of the larger operators have multiple locations within a metropolitan area and effectively utilize their advertising and marketing budgets to gain greater market share while achieving economies of scale to lower certain fixed costs per unit and per retail location.

     In addition, many of these established operators have developed marketing, real estate, zoning, and licensing management skills that the Company is not likely to possess at any time in the near future.

     While the Company believes that its Club is unique and will offer and attract an "upscale" clientele, there can be no assurance that the Company will be successful or, if the Company achieves any success, that other competitors will not imitate and duplicate the Company's planned business with the result that the Company will not gain any significant long-term advantage.

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

     The retail market for locally-produced and owned artwork, memorabilia, and other items that may be displayed at the Company's Club on a consignment basis is characterized by intense competition. Further, while the Company currently has obtained such items and has them on display at its existing Club under oral arrangements with the owners of the consigned items (such that the Company is to receive 20% of the proceeds from the sale of any such consigned item), there can be no assurance that the Company can attract suitable artwork and memorabilia on a consignment basis or, if it is able to do so, that any such items can be sold.

REGULATORY ASPECTS

     The ownership and operation of restaurants, bars and exotic dance nightclub businesses are generally subject to extensive state and local regulation, and the Company, any subsidiaries it may form and various of their respective officers and employees will be subject to such regulations.

     Currently, the Company has not experienced any problems with any of their business, liquor, or other licenses or permits from any governmental agencies except that on April 5, 2000, the Company was forced to appear before the San Francisco Planning Board of Appeals (the "Appeals Board") to respond to efforts made by the Telegraph Hill Dwellers Association (a local neighborhood group) ("THDA"). THDA sought to repeal the planning permit previously issued to the Company by the City of San Francisco Planning Department for the operation of the Company's Club. In a 3-2 vote, in favor of the Company, the Appeals Board re-affirmed the Company's prior issuance of the Permit.

     While the Company has obtained all necessary licenses and permits needed to open its Club, the Company will need to renew licenses and permits from various governmental agencies including, without limitation, applicable zoning, land use, environmental and building permits.

     The federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. The Company's Boys Toys Cabaret Club is designed to be accessible to the disabled, and will comply with all current applicable regulations relating to accommodating the needs of the disabled. There can be no assurance that the Company will maintain its licenses or permits or that they will always be obtained or renewed in a timely manner. The failure to obtain any such permits or licenses could adversely affect the Company.

     Further, the Club is subject to numerous federal, state and local laws affecting health, sanitation and safety standards, as well as to state and local licensing related to the sale of alcoholic beverages. The Company has secured all appropriate licenses from regulatory authorities allowing it to sell liquor, beer and wine, champagne, and a food service license from San Francisco, California health authorities.

     Management of the Company believes that the Company's licenses to sell alcoholic beverages will in all likelihood require that they be renewed annually and may be suspended or revoked at any time for cause, including violation by the Company or its employees of any law or regulation pertaining to alcoholic beverage control, such as those regulating the minimum age of patrons or employees, advertising, wholesale purchasing and inventory control.

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

     The failure of the Company's Club (and any other clubs that the Company may acquire or establish) to retain liquor or food service licenses could have a material adverse effect on its operations. In order to reduce this risk, the Company intends to develop and implement at its Club standardized procedures designed to assure compliance with all applicable codes and regulations.

     The Company may be subject in certain states to "dram-shop" statutes which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. The Company carries liquor liability coverage as part of its comprehensive general liability insurance.

     The Club is also subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits and other employee matters. The Company expects that significant numbers of the Company's food and beverage service and preparation personnel will be paid at rates related to the federal minimum wage and, accordingly, further increases in the minimum wage could increase the Company's labor costs.

     Finally, the Company believes that since its operations involve "exotic female entertainment," the Company may be subject to continuing social, political, and other institutional pressures from organizations, women's groups, and others who believe that the Company's business is inimical to
social progress and the rights of women.   These groups frequently seek to have
city ordinances and other laws enacted which adversely impact the continued operation of the Company's business or deny the Company the ability to renew needed licenses or permits.

     As a result, many companies that offer adult entertainment similar to the Company's business expend substantial sums in legal fees and costs to prevent or at least delay changes to city zoning ordinances, state laws relating to adult entertainment, and other similar regulations.

     To the extent that these organizations and groups are able to organize and obtain recognition by certain governmental bodies that license or allow the Company to operate its planned business, the Company would likely suffer additional costs, expenses, and losses whose magnitude can not be foreseen.

     The Company also maintains a Corporate Web Site and six Developmental Web Sites on the internet (as discussed earlier). Although the Company believes that its Corporate Web Site will be helpful in gaining a corporate identity for the Company and its business, the Developmental Web Sites do contain adult-only content and there is substantial variation in the definition accorded "pornography" under state and local laws. For this reason and upon advice of its counsel, the Company has taken recent steps to carefully revise the content of its Corporate Web Site to reduce the possibility that the content may be found to be in violation of such state, federal, and local laws.

     The revisions that were undertaken were as follows: (1) a revision to link the Company's a Corporate Web Site to the U. S. Securities and Exchange Commission's EDGAR site wherein the Company's filings with the Commission can be found; (2) the Company's Corporate Web Site has been enhanced to ensure that a visitor will experience greater ease in navigating each Web Site; and (3) the content of the Corporate Web Site has been carefully updated to ensure that the information given is accurate and complete.

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     Despite these revisions and precautions, the Company may well incur substantial costs and expenses in defending the content of its website against assertions that it contains impermissible images or other unlawful content. Currently, the Company has not received any notice that its Web Sites are in violation of any state, federal, or local laws although there can be no assurance that the Company will not later need to defend itself against such allegations.

     The Company also anticipates that it will also expend substantial sums in legal fees in connection with defending its business licenses, liquor license, and any other operating, use, or occupancy licenses it requires to operate its Club. If the Company later acquires and operates any other gentlemen's clubs at any other location, it will likely incur significant similar expenses for any such other location as well. These costs will likely arise since there are significant segments of our society that believe that the Company's business will inhibit the social progress, rights, and dignity of women and the efforts undertaken by these segments to restrict or inhibit the Company and its business. The magnitude of these costs and expenses is expected to be significant.

ITEM 1A.  FACTORS THAT MAY AFFECT FUTURE RESULTS

     The Company's business organization and existing debt and obligations on its balance sheet all involve elements of substantial risk. In many instances, these risks arise from factors over which the Company will have little or no control. Some adverse events may be more likely than others and the consequence of some adverse events may be greater than others. No attempt has been made to rank risks in the order of their likelihood or potential harm. In addition to those general risks enumerated elsewhere, any purchaser of the Company's Common Stock should also consider the following factors.


1. CONTINUED OPERATING LOSSES & LACK OF OPERATING HISTORY. The Company incurred $557,203 in Net Losses for the first six months of 2000 and $4,530,243 in Net Losses during the twelve months ending December 31, 1999 and the Company anticipates that it may well incur significant additional losses in the future as well. The Company lacks a substantial operating history on which to base its anticipated expense and revenues. There is no assurance that the Company's operations will be successful or that it will be profitable in the future.


2. UNCERTAINTIES OF REVENUES. While the Company has expended substantial resources for the development of its Club in San Francisco, California, the Club is subject to changing state and municipal codes and ordinances. There can be no assurance that the Company will be successful in operating the Club or in generating revenues sufficient to sustain profitable operations.


3. CURRENT FINANCIAL STRUCTURE, LIMITED EQUITY, LIMITED WORKING CAPITAL & NEED FOR ADDITIONAL FINANCING. While the Company's management believes that its financial policies have been prudent, the Company has relied, in large part, upon the use of debt financing to provide a substantial portion of the Company's financial needs. The Company has, as of June 30, 2000 an aggregate of $2,231,130 in current liabilities that are due for payment prior to
June 30, 2001 and of which $1,967,254 is in the form of convertible debt
convertible into shares of the Company's Common Stock.   While the Company
believes that the Company's operation of the Club will be successful and will allow the Company to generate sufficient profits and cash flow to service and repay its existing debt, the Company may need to obtain additional financing or renegotiate its existing debt financing in the event that the Company's
operations are not successful.   In that event the Company may need to obtain
additional financing. The Company has had only limited discussions with potential investors and it does not anticipate receiving any assurances that the Company will obtain any additional capital from any investors.

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

Further, the Company has not sought to receive and has not received any commitments or assurances from any underwriter, investment banker, venture capital fund, or other individual or institutional investor. In the event that that the Company needs additional financing there can be no assurance that the Company will obtain any new financing or, if it is successful, that it can be obtained on reasonable terms in light of the Company's current circumstances. (See "Financial Statements.")

4. PRIOR FILING DEFICIENCIES OF SUBSIDIARY. The Company's wholly-owned subsidiary, AEI-Nevada, failed to file certain reports required by Section 15(d) of the Exchange Act, observe its filing obligations with respect to Form SR, and otherwise observe certain book and record keeping obligations required under the Exchange Act. While the Company believes that AEI-Nevada's failures did not result in any injury or loss to any investor, AEI-Nevada and the Company may have incurred liability for failure to fulfill these obligations and if so, the Company may incur liability for violation of other laws as well.

5. AUDITOR'S OPINION: GOING CONCERN. Except for the explanatory paragraph included in the firm's report on the financial statements for the years ended December 31, 1997, 1998, and 1999 relating to the substantial doubt existing about the Company's ability to continue as a going concern, the audit report did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

6. SUBORDINATE TO EXISTING AND FUTURE DEBT & AUTHORIZED BUT UNISSUED PREFERRED STOCK. All of the Common Stock offered hereby are subordinate to the claims of the Company's existing and future creditors and any future holders of the Company's preferred stock. The Company is authorized to issue up to 8,000,000 shares of the Company's preferred stock and currently the Company has not issued any preferred stock.

7. MARKETING STRATEGY. While the Company believes that the operation of the Club will be successful, there is no guarantee that these business operations will be commercially accepted with sales revenues sufficient to permit the Company to achieve or maintain profitable operations.

8. LIMITED PUBLIC MARKET. There is a limited trading market for the Company's Common Shares, and there is no guarantee that a continuous liquid trading market will subsequently develop. There can be no assurance that the Common Shares will ever gain any liquid trading volumes in any other market or gain listing on any stock exchange. Further, the Company's Common Stock is a "Penny Stock" and as such, the ability of the Company to gain a liquid trading market for it will be inhibited by various regulations and there can be no assurance that any liquid trading market for the Company's Common Stock will ever develop or, if it does develop, that it can be maintained. The Company became a "reporting company" on January 23, 2000.

9. CONCENTRATION & LACK OF DIVERSIFICATION. The Company's assets are invested almost entirely in the existing Club. While the Company believes that will be successful, in the event that the Club is not successfully received by the market, the Company will likely incur substantial and protracted losses since the Company lacks diversification.

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


10. CONTROL BY OFFICERS AND DIRECTORS. If the Company's officers and directors exercise all stock options held by them as of September 8, 2000, then, as a group, they would hold the power to vote an aggregate of 3,846,669 shares of the Company's Common Stock as of September 8, 2000(after including any shares purchasable upon exercise of all existing common stock purchase options held by the Company's officers and directors and 77,000 issuable upon conversion of promissory notes issued to a corporate officer). The Company has granted a common stock purchase option (the "First Amato Option") to Ralph M. Amato, the Company's Chairman, President, Secretary, and Founder.
The First Amato Option grants Mr. Amato the right to purchase 1,200,000 shares of the Company's Common Stock at an exercise price of $0.25 per Common Share. The First Amato Option has no expiration date. In addition, Mr. Amato holds a second common stock purchase option for the purchase of 600,000 shares of the Company's Common Stock with an exercise price of $0.25 per share (the "Second Amato Option"). The Second Amato Option expires February 13, 2004. Finally, Michael L. Potter, the Company's Secretary and Director, holds an option to purchase 250,000 shares of the Company's Common Stock at a purchase price of $0.25 per share (the "Potter Option"). The Potter Option expires on
February 13, 2004.


11. COMPETITION. The Company's existing Club (and any other clubs that the Company may establish) will face severe competition from several established companies who have well-established operations, experienced management, and possess significantly greater financial resources. In addition, the gentlemen's club business is very competitive and many of competitors have substantially greater managerial resources. Further, because the gentlemens club business is dependent upon the uncertain commercial viability of the Company's business, it is especially sensitive to ever-changing and unpredictable competitive trends which can not be easily predicted and which are beyond the control of the Company. Finally, the Company's sale of any consigned artwork and memorabilia items can not be guaranteed since competition from other retail outlets is intense and the availability of desired items for items to display in the Club may not be desired by some sellers of such items. For these and other reasons, the Company's business may be said to be riskier than investments in other types of businesses.

12. DEPENDENCE UPON KEY PERSONNEL AND NEW EMPLOYEES. The Company believes its success will depend, to a significant extent, on the efforts and abilities of Ralph M. Amato, the Company's President and CEO. The loss of the services of Mr. Amato could have a material and continuing adverse effect on the Company. The Company's success also depends upon its ability to attract and retain qualified employees. Hiring to meet anticipated Company operations will require the Company to assimilate significant numbers of new employees during a relatively short period of time.

13. KEY MAN INSURANCE & LIMITED FULL-TIME MANAGEMENT. While the Company currently plans to obtain key man life insurance on the life of Ralph M. Amato, the Company has no key man life insurance on his life. In the event that he is unable to perform his duties, the Company's business may be adversely impacted. If the Company grows, it will need to hire additional management and the ability of the Company to employ suitable management at a cost acceptable to the Company, in light of the Company's limited financial resources, can not be assured.

14. LACK OF INDEPENDENT EVALUATION OF BUSINESS PLAN & PROPOSED STRATEGY. The Company has not obtained any independent evaluation of the Company's Business Plan and the Company's proposed business strategy. There can be no assurance that the Company's Club or proposed strategy will generate any revenues, or if revenues can be generated, that they can be generated at a level to maintain profitability.

                                     - 22 -
===============================================================================

15. LIMITED MANAGERIAL EXPERIENCE OF CORPORATE OFFICERS. The Company's officers, Ralph M. Amato and Michael L. Potter, Esq. have no substantial recent experience in acquiring, establishing, developing, or operating clubs that feature female exotic dance entertainment other than the recent and limited experience gained at the existing Club which opened on January 26, 2000. The Company has, under an employment agreement, employed Gary Marlin as the General Manager of the Club who has 13 years of managerial experience in the management of adult entertainment clubs and the Company has hired two additional managers (a Restaurant Manager and an Entertainment Director) each of whom has over 12 years of experience. While the Company believes that these individuals possess the necessary skills and experience, the Company will likely need to secure the services of others who possess top management skill, experience, and industry knowledge. There can be no assurance that the Company can secure and retain any additional necessary top corporate officers and corporate staff on terms acceptable to the Company.


16. NO ASSURANCE OF AVAILABILITY OF THE ADDITIONAL CAPITAL & PAYMENT OF DEBTS. The Company's continued operation of its existing Club will be dependent upon the Company's ability to meet its obligations to an aggregate of $2,231,130 in amounts due as Total Current Liabilities (as of June 30, 2000). There can be no assurance that the Company will be successful in paying these debts. The Company has received no commitment from any underwriter or other source of capital that any additional capital will be provided to the Company. There can be no assurance that the Company will be successful in generating and sustaining sufficient cash flow to pay these debts.


17. NO PLANNED DIVIDENDS. The Company does not anticipate that it will pay any dividends on the Company's Common Stock. Any profits that the Company may generate, if any, will be reinvested into the Company.

18. GOVERNMENT REGULATION & EXOTIC ENTERTAINMENT INDUSTRY. The Company seeks to operate establishments that offer "female exotic entertainment." This business routinely suffers severe and unfavorable regulatory burdens, adverse zoning ordinances, and other oppressive government regulations which may result in the Company incurring substantial losses and significant delays in connection with the development of any establishment.

19. LACK OF DIVERSIFICATION. The Company's proposed business involving the operation of establishments offering "female exotic entertainment" will not provide any diversification. If the Company is successful, all of the Company's business and assets will be concentrated in the same industry.

20. POTENTIAL DILUTION. Funding of the Company's business plan is likely to result in substantial and on-going dilution of the Company's existing stockholders. While there can be no guarantee that the Company will be successful in raising additional capital, if the Company is successful in obtaining any additional capital, existing stockholders may incur substantial dilution.

                                     - 23 -
===============================================================================

21. RULE 144 STOCK SALES. As of September 8, 2000, the Company had 2,522,374 Shares of the Company's outstanding Common Stock as "restricted securities" which may be sold only in compliance with Rule 144 adopted under the Securities Act of 1933 or other applicable exemptions from registration. Rule 144 provides that a person holding restricted securities for a period of one year may thereafter sell in brokerage transactions, an amount not exceeding in any three month period the greater of either (i) 1% of the Company's outstanding Common Stock, or (ii) the average weekly trading volume during a period of four calendar weeks immediately preceding any sale. Persons who are not affiliated with the Company and who have held their restricted securities for at least two years are not subject to the volume limitation. Possible or actual sales of the Company's Common Stock by present shareholders under Rule 144 may have a depressive effect on the price of the Company's Common Stock if any liquid trading market develops.

22. RISKS OF LOW PRICED STOCKS. Trading in the Company's Common Stock is limited since the Company's Common Stock is a "Penny Stock" and thereby the retail market for the Common Stock is subject to burdens that are imposed on brokers whose customers may wish to acquire the Company's Common Stock.

     Consequently, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities. In the absence of a security being quoted on NASDAQ, or the Company having $2,000,000 in net tangible assets, trading in the Common Stock is covered by Rule 3a51-1 promulgated under the Securities Exchange Act of 1934 for non-NASDAQ and non-exchange listed securities. Under such rules, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouse) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are also exempt from this rule if the market price is at least $5.00 per share, or for warrants, if the warrants have an exercise price of at least $5.00 per share. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stocks and for trades in any stock defined as a penny stock.

     The Commission has adopted regulations under such Act which define a penny stock to be any NASDAQ or non-NASDAQ equity security that has a market price or exercise price of less than $5.00 per share and allow for the enforcement against violators of the proposed rules.

     In addition, unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving a penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale.

     Disclosure also must be made about commissions payable to both the broker/dealer and the registered representative, current quotations for the securities, and, if the broker/dealer is the sole market maker, the broker/dealer must disclose this fact and its control over the market. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                                     - 24 -
===============================================================================

     While many NASDAQ stocks are covered by the proposed definition of penny stock, transactions in NASDAQ stock are exempt from all but the sole market-maker provision for (i) issuers who have $2,000,000 in tangible assets has been in operation for at least three years ($5,000,000 if the issuer has not been in continuous operation for three years), (ii) transactions in which the customer is an institutional accredited investor, and (iii) transactions that are not recommended by the broker/dealer.

     In addition, transactions in a NASDAQ security directly with the NASDAQ market maker for such securities, are subject only to the sole market-maker disclosure, and the disclosure with regard to commissions to be paid to the broker/dealer and the registered representatives. The Company's securities are subject to the above rules on penny stocks and the market liquidity for the Company's securities could be severely affected by limiting the ability of broker/dealers to sell the Company's securities.

22. MATTER OF "Y2K" AND THE COMPANY'S COMPUTER AND INFORMATION SYSTEMS. The Company has acquired point-of-sale computer hardware and software together with certain management information systems for use in its existing Club. While the Company has had its computer hardware and software evaluated to ensure that it will operate effectively in the year 2000 or beyond and otherwise not result in "Y2K" operating problems (problems arising out of the inability of any computer systems to accurately calendar all dates following December 31, 1999 as occurring in the year 2000 and thereafter rather than inaccurately calendar all such dates as 1900, etc.) there can be no assurance that the Company's point-of-sale computer hardware and software together with certain management information systems will function effectively in the year 2000 or beyond.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The Company opened its existing Club on January 26, 2000 and the Club has been in operation since that date. The Club's operations are the Company's sole source of revenues and its principal asset. It is located in San Francisco's financial district at 408-412 Broadway, San Francisco, California, The Club's premises consist of an entire building consisting of two floors and an alleyway along the west side of the building.

     The Company has expended (as of June 30, 2000) over $2,998,379 in leasehold improvements, equipment, and fixtures at the Club in addition to other expenditures to implement the Company's business plan. The Company believes that it will not need to expend any additional sums for equipment, computer systems, sound systems, furniture, fixtures, or similar capital expenditures over the next twelve months. The Company has also obtained approximately $500,000 in working capital financing to support the Company's operations and working capital needs for the next 12 months.

     The Company continues to follow a strategy designed to conserve its limited cash resources by carefully evaluating proposed cash expenditures to control cash outlays. To that end, on April 30, 1999, the Company recently closed its La Jolla, California executive office and consolidated this office at the office facilities the Company has for its Club.

                                     - 25 -
===============================================================================

During the first quarter ending March 31, 2000, the Company's operations achieved positive cash flow.

     In addition, the Company also anticipates utilizing the $530,000 in barter credits it previously purchased from ITEX Corporation ("ITEX") (as described earlier). ITEX is a barter exchange company that offers goods and services it acquires through barter.

     These barter credits allow the Company to develop and purchase radio and billboard advertising and other marketing and promotional support from ITEX which ITEX acquires through barter transactions with other vendors and suppliers. The Company anticipates using these credits to implement the marketing and promotion of its existing San Francisco Club.

     On June 23, 1999, the Company obtained financing and a commitment for up to $1,000,000 from Essex Capital Holdings, Ltd. ("Essex") in the form of an unsecured convertible promissory note (the "Essex Note"). Under the terms of the Note the Company is able to borrow up to $1,000,000 at a cost of 12% interest per year with interest due and payable quarterly. The Essex Note has a maturity date of January 23, 2001 (the "Maturity Date"). The Company has the right to accelerate the Maturity Date of the Note and prepay all or any portion of the outstanding principal due under the Essex Note upon payment of a premium equal to 125% of the then principal balance plus accrued interest. Essex has the right, upon 30 days notice to the Company, to convert all or any portion of the then outstanding principal amount, plus any accrued and unpaid interest, into shares of the Company's Common Stock at a conversion price equal to $0.40 per share.

     Subsequently, on February 28, 2000, the Company and Essex negotiated an Addendum to the Essex Note which resulted in an increase the maximum amount that the Company may borrow from Essex. Under the Addendum, the Company may borrow up to $1,500,000 from Essex under all of the same terms and provisions as given in the original Note. (As of June 30, 2000, the outstanding balance of the Essex Note was $1,100,314.)

     In addition to the monies borrowed from Essex, the Company's financing needs have also been met through the efforts that the Company has undertaken in borrowing funds through the issuance of several unsecured promissory notes (the "Promissory Notes"), on a limited basis, to individuals with whom the Company has a substantial existing and well-established business or personal relationship.

     As of December 31, 1999, the collective balance of these Promissory Notes was $1,323,940 and each Promissory Note carries an interest rate ranging from 10% and 12%. The maturity dates for these Promissory Notes ranges from six months to one year from the date of their issuance. These Promissory Notes included: (i) a $300,000 Unsecured Convertible Promissory Note (convertible at $0.36 per Share) issued to Lewis Chin; (ii) a $600,000 convertible promissory note (convertible at $2.00 per Share) issued to W.B. Elmer & Co., Inc. (which W.B. Elmer & Co., Inc. converted into 300,000 Shares of the Company's Common Stock in March 2000 and for which the Company issued 35,000 Shares in payment of all accrued and unpaid interest thereon); and (iii) 18 other convertible promissory notes issued to various individuals and aggregating $423,940 (each convertible at $1.00 per Share).

     In total, the Company had, as of December 31, 1999, an aggregate of $2,283,614 in convertible promissory notes outstanding.

                                     - 26 -
===============================================================================

     As of June 30, 2000, the Company had $1,967,254 in convertible unsecured
promissory notes outstanding.   These Promissory Notes carries an interest rate
ranging from 10% and 12%.


     The Company continues to rely and may rely in the future upon the issuance (on a private placement basis) of convertible promissory notes and the issuance of its common stock to provide needed financing.


     The Company anticipates that it will need to continue to follow a strategy of conserving its cash resources and use its restricted common stock, (and, if necessary, its Preferred Stock and debt securities) issued on a private placement basis in accordance with applicable exemptions provided under state and federal securities laws and in lieu of cash to meet any cash shortfalls or financial difficulties that it may experience.

     In the past the Company has followed this strategy, on a selective basis, to acquire architectural services, to pay rent to the owner of the real property leased for the Club, to repay interest and principal due on debt, to pay accounts payable, to pay for various services, to pay compensation to officers and directors, and otherwise to acquire certain goods and services needed by the Company.

     In this respect, the Company has relied upon the use of its restricted common stock to provide the financing needed by the Company. There can be no assurance that the Company can continue to utilize its common stock, in lieu of cash payments, to pay for goods and services it requires or if it does, that it can do so on terms that are reasonable in light of the Company's current financial conditions.

     If the Company does undertake any acquisitions or expansion of its operations beyond the existing Club and even if the Company is successful in operating the Club, the Company will need to renegotiate and obtain additional financing to the extent that cash flows generated by the operation of the Club are not sufficient to provide funds to repay existing creditors and any future creditors. If the Club's operations are successful and if the Club can generate sufficient excess cash flows, the Company will not likely require additional financing unless the Company sought to acquire another club or expanded its operations. There can be no guarantee that the Company will be successful in these efforts.

     If the Company implements its business plan to acquire and establish new Boys Toys Clubs in other locations, then the Company will need to obtain additional debt and equity capital on such terms as the Company may obtain. The amount and form of any such financing will depend on the Company's then existing financial condition, then existing market conditions, and the terms that the Company may be able to obtain in any such negotiations. The Company has not identified any locations or operations that are suitable for the establishment of any new Boys Toys Club. In addition, the Company has not had any discussions with any underwriter, venture capital fund, or other source to provide additional financing. There can be no assurance that the Company that the Company can obtain any additional financing or, if it is successful, that it can be obtained on reasonable terms.

     The Company currently has approximately 40 full-time and 35 part-time employees none of which are employed under a collective bargaining agreement. The Company believes that its relationship with its employees is excellent. These employees are grouped as follows: management, office staff, bookkeeper, executive chef, hosts/hostesses, food servers, bartenders, cocktail waitresses, kitchen staff.

                                     - 27 -
===============================================================================

     The Company believes that while it will incur employee turnover, however, the number of employees it will require over the next 12 months will likely remain at these levels.

     The Company also utilizes 25-50 "exotic female entertainers" as independent contractors on a varying basis. All of these entertainers are not paid any wage, salary, fee, or other compensation by the Company. Each is and will continue to remain independent contractors.

ITEM 3.  DESCRIPTION OF PROPERTY

     On April 30, 2000, the Company terminated its month-to-month lease of office space at 7825 Fay Avenue, Suite 200, La Jolla, California 92037 and moved all of its executive offices to the office facilities at the Company's existing Club located at 412 Broadway, San Francisco, California 94133. The closing of the Company's La Jolla, California office was undertaken to conserve the Company's cash resources.

     The Company leases two residential apartment units from Bayside Village at 180 Brannan Street Suite #217 and #406, San Francisco, California under a month-to-month lease at a combined monthly rental of $4,520.00. While one unit is used by the general manager of the Company's Club and the other unit is used by the Company's Chairman and any officers, employees, or consultants of the Company as the Company's business needs require. The Company believes that the two apartment units are sufficient for the Company's anticipated requirements.

     The Company's wholly-owned subsidiary, RMA of San Francisco, Inc., a California corporation ("RMA") and as successor in interest to Boys Toys Cabaret Restaurants, Inc., a California corporation), is the lessee of a lease (the "Lease") executed on August 1, 1994 for the lease of a 14,500 square foot premises at 408 - 412 Broadway, San Francisco, California (the "Facility") in which the Club is located. The subsidiary has subsequently assigned the lease to RMA of San Francisco, Inc. The Facility consist of an entire building consisting of two floors and an alleyway along the west side of the building.

     Under the terms of the Lease, Roma Cafe, Inc. ("RCI") leased the Facility to the Boys Toys Cabaret Restaurants, Inc., a company established and owned by
the Company.  This lease was subsequently assigned to RMA.   The Facility is
leased to the Company for a period of 10 years from August 1, 1994 to July 31, 2004 (the "Initial Lease Term"). The Lease provides that the Company is obligated to pay $12,000 in monthly lease payments to RCI during the twelve months ending July 31, 1999 and subsequently the amount of $12,500 monthly during the two years thereafter (ending July 31, 2001), $13,000 monthly during the following year (ending July 31, 2002), $13,500 monthly in the next year (ending July 31, 2003), and, in the final 10th year of the lease (ending
July 31, 2004), the Company is obligated to pay $14,000 in monthly lease payments.

     The monthly lease payments to RCI are also subject to adjustment using the
U. S. Department of Labor's Consumer Price Index for the San Francisco/Northern California Region. All lease payments are due on the first day of each month and, in the event that the Company fails to pay any obligations due RCI within 10 days of the date that they are due, the Company incurs a late charge equal to 5% of the amount due in addition to paying all other amounts due under the Lease.

                                     - 28 -
===============================================================================

     During the term of the Lease, the Company is also obligated to pay all real property taxes and personal property taxes assessed against the Facility. And, provided that the Company is not in default of its obligations under the Lease, RCI has granted the Company the right to extend the term of the Lease for an additional two successive five year terms following the Initial Lease Term. The Company believes that the Facility will be adequate for the operations of the Company's existing Club.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company's capital stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group as of September 8, 2000.

-------------------------------------------------------------------------------------------
        (1)                         (2)                       (3)                 (4)
                                  Name And                 Amount And
                                 Address Of                 Nature Of
     Title Of                    Beneficial                Beneficial          Percent Of
      Class                        Owner                      Owner               Class
-------------------------------------------------------------------------------------------
Common Stock               Ralph M. Amato                   3,576,669(1)         35.87%(1)
                           412 Broadway
                           San Francisco, California
                           94113

Common Stock               Michael L. Potter, Esq.            270,000(2)          3.21%(2)
                           412 Broadway
                           San Francisco, California
                           94113
                                                            ------------        -----------
Total for all persons
as a group (2 persons)                                      3,846,669            39.08%
                                                            ============        ===========

Common Stock               Wilfred Van Dam                  2,706,685(3)         25.60%(3)
                           Essex Capital Holdings Ltd.
                           Cayside, Second Floor
                           Grand Cayman, B.W.I.

Common Stock               Lewis Chin                       1,122,333(4)         12.36%(4)
                           17 Jacqueline Court
                           Daley City, California 94014

                                     - 29 -
===============================================================================

------------------
Footnotes:

1. The amounts shown include 1,200,000 shares purchasable at $0.25 per share by Ralph M. Amato pursuant to a certain common stock purchase option granted by the Company's Board of Directors (the "First Amato Option"). The First Amato Option has no expiration date. In addition, the amounts shown includes 600,000 shares purchasable at $0.25 per share by Ralph M. Amato (the "Second Amato Option"). The Second Amato Option expires on February 13, 2004. The amounts shown also include up to 77,000 shares of the Company's Common Stock that may be issued by the Company in the event that certain loans to the Company (from Mr. Amato and totaling $77,000) are converted into shares of the Company's Common Stock.

2. The amounts shown include 250,000 shares purchasable at $0.25 per share by Michael L. Potter, Esq. pursuant to a certain common stock purchase option granted by the Company's Board of Directors. This option expires on February 13, 2004.

3. Totals shown include all Shares purchasable upon exercise of the options stated and the conversion of the convertible unsecured promissory note issued to Essex Capital Holdings, Ltd.(the "Essex Note"). In the event that all of the options were exercised, the Essex Note (with a principal balance of $959,674 as of December 31, 1999) is converted (at a conversion price of $0.40 per share) together with shares issued to Essex in payment of interest accrued on the Essex Note (150,000 Shares issued in December 1999, 75,000 Shares issued in March 2000, and 82,500 Shares issued in August 2000).

4. The amount shown for Lewis Chin includes: (i) 908,333 Shares of the Company's Common Stock issuable upon conversion of the $300,000 promissory note (the "Chin Note") issued to him (plus 50,000 Shares of the Company's Common Stock previously issued in payment of interest on the Chin Note) and
(ii) 164,000 Shares of the Company's Common Stock held by Roma Cafe, Inc., a corporation owned by Lewis Chin. Mr. Chin is the owner of the real property on which the Company's San Francisco Club is located.



ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
     The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The Company's by-laws provide for four authorized directors. Currently, the Company has only two directors and intends, as opportunities become available, to identify two additional directors to serve on the Company's Board of Directors.

                                     - 30 -
===============================================================================

     The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:

          Name                     Age             Position             Date
                                                                       Elected
-------------------------------------------------------------------------------
Ralph M. Amato                      49     President, Chairman, &      12/06/93
412 Broadway                               Chief Financial Officer
San Francisco, California 94133

Michael L. Potter, Esq.             49      Secretary & Director       01/29/96
412 Broadway
San Francisco, California 94133


     Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the Securities Act of 1933. Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified.

     RALPH M. AMATO, age 49, is the founder of the Company and has been its President and Chairman since the December 6, 1993 incorporation of Alternative Entertainment, Inc., a Nevada corporation ("AEI-Nevada"). In August of 1998, Mr. Amato assumed the additional responsibilities of Chief Financial Officer. In addition to his position as President, Chairman, and Chief Financial Officer, Mr. Amato is also President of California Merchant Group, an investment banking firm located in La Jolla, California ("CMG"). CMG specializes in assisting emerging growth companies in obtaining capital throughout the United States, Canada, and Mexico. From 1990 to 1992, Mr. Amato was a management consultant to Big Bob's Sports Collectibles, a Milford Connecticut-based sports memorabilia distributor. From November 1988 to November 1990, Mr. Amato was a Senior Account Executive for PaineWebber in its San Diego, California office.


     MICHAEL L. POTTER, ESQ., age 49, has been the Company's Secretary and a Director of the Company since January 29, 1996. Since July 1994 to the present, Mr. Potter has been an attorney with and name partner of the San Diego law firm of Potter, Day & Associates where he specializes in business law, asset protection law, and advanced estate planning. From January 1990 to July 1994, Mr. Potter was an attorney with and name partner of the San Diego law firm of Cannon, Potter & Day. Mr. Potter serves as a Commanding Officer in the United States Navy Reserve. He holds a B.A. Degree from the
University of New York (Albany), an M.A. Degree (Management and Supervision) from Central Michigan University, am M.S. Degree (Education) from the University of Southern California, and a J.D. Degree from National University, San Diego, California.


     In addition, to the above officers and directors of the Company, the Company has entered into a six year employment agreement with Gary Marlin. Mr. Marlin is serving as the General Manager of the Company's existing Club. Mr. Marlin has over 13 years of experience in managing gentlemen's clubs.

                                     - 31 -
===============================================================================

ITEM 6.  EXECUTIVE COMPENSATION

     The Company's Board of Directors has authorized the compensation of its officers with the following annual cash salaries:

                            SUMMARY COMPENSATION TABLE

                       Annual Compensation       Long-term Compensation
                     -----------------------   -----------------------------
                                                    Awards      Payouts
                                                    -------     -------
                                      Other     Restr-   Securities             All
Name and                             Annual     icted    Underlying            Other
Principal                            Compen-    Stock     Options/    LTIP    Compens-
Position      Year   Salary  Bonus   sation     Awards      SARs     Payouts   ation
  (a)          (b)   ($)(c)  ($)(d)  ($)(e)*   (s)($)(f)   (#)(g)    ($)(h)    ($)(i)
------------  ----  -------  ------  -------   ---------  ---------  -------  --------
Ralph M.      1997  $     0    $0      $0         $0           $0       $0        $0
Amato         1998  $ 7,600    $0      $0         $0           $0       $0        $0
Chairman,     1999  $30,000    $0      $0         $0      $1,800,000    $0        $0
President
and CFO

Michael L.    1997  $     0    $0      $0         $0           $0       $0        $0
Potter        1998  $     0    $0      $0         $0           $0       $0        $0
Secretary     1999  $     0    $0      $0         $0      $  250,000    $0        $0
and
Director

------------------
Footnotes:

* No other compensation was paid, accrued or received by any of the Company's officers or directors for any of the years shown.

(1) During 1999, the Company awarded Ralph M. Amato, the Company's Chairman and President, an option to purchase 1,200,000 shares of the Company's Common Stock at an exercise price of $0.25 per share (the "First Option"). The First Option has no expiration date. In addition, the Company also awarded
Ralph M. Amato an additional option to purchase 600,000 shares of the Company's Common Stock at $0.25 per share (the "Second Option"). The Second Option expires on February 13, 2004. As a result, Mr. Amato holds an aggregate of 1,800,000 options to purchase 1,800,000 shares of the Company's Common Stock. In addition, the Company awarded Michael L. Potter, Esq., a Director, an option to purchase 250,000 shares of the Company's Common Stock at an exercise price of $0.25 per share (the "Potter Option"). The Potter Option expires on February 13, 2004. None of the options described in this footnote have been exercised as of August 7, 2000 and the Company has not granted any other options to any officer or director of the Company.

                                     - 32 -
===============================================================================

     With respect to cash salaries, the Company may change or increase salaries as the Company's profits and cash flow allow. The amount of any increase in salaries and compensation for existing officers has not been determined at this time and the number and dollar amount to be paid to additional management staff that will likely be employed has not been determined.

              AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                        AND FY-END OPTION/SAR VALUES

                                            Number of
                                           Unexercised
                                            Securities     Value Of
                                            Underlying    Unexercised
                                           Options/SARs   In-The-Money
                                          At Fy-End 1999   Option/SARs
                 Acquired      Value       Exercisable/   Exercisable/
Name            on Exercise   Realized    Unexercisable   Unexercisable
-------------   -----------   --------  ---------------   -------------
Ralph M.
Amato,               0            0        1,200,000           $ 0
Chairman &
President            0            0          600,000           $ 0

Michael L.
Potter, Esq.,        0            0          250,000           $ 0
Director

------------------
Footnotes:


     All of the stock options shown are exercisable for the purchase of the Company's Common Stock at an exercise price of $0.25 per share whereby each said share will be restricted pursuant to the Securities Act of 1933 and bear a restricted securities legend. None of the above stock options shown above have been exercised as of August 29, 2000.


     The dollar values shown on the far right hand column utilize a $0.25 per share common stock market price.

                                     - 33 -
===============================================================================

                  OPTION/SAR GRANTS IN LAST TWO FISCAL YEARS
                     (1999 Fiscal Year Individual Grants)

                        No. of         Percent of
                        Securities     Total Options/
                        Underlying     SARs Granted     Exercise
                        Options/SARs   to Employees     of Base     Expiration
     Name               Granted        in Fiscal Year   Price          Date
     (a)                (#)(1)(b)          (c)(1)       ($/Sh)(d)       (e)
--------------------   ------------   --------------   ---------   ----------
Ralph M. Amato            1,200,000        87.18%         $0.25        None
                            600,000                       $0.25      02-13-04

Michael L. Potter, Esq.     250,000        12.82%         $0.25      02-13-04

----------------------
Footnote:

1. Represents common stock purchase options granted the Company's officers and directors in 1999 (no options were granted in 1998). Prior to 1998 and except for an option to purchase 60,000 shares (at $0.50 per share) granted to Stanley V. Heyman, a former officer, the Company has not issued or granted any common stock purchase options to the Company's officers and directors. All of the options shown were granted in 1999.


Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On February 13, 1999 and in recognition of the limited cash compensation paid, the Company's Board of Directors granted Ralph M. Amato, the Company's Chairman, President, Secretary, and Founder, a common stock purchase option (the "First Amato Option") for the purchase of up to 1,200,000 shares of the Company's Common Stock at an exercise price of $0.25 per share. The First Amato Option granted Mr. Amato does not have an expiration date.

     On February 13, 1999, the Company granted Michael L. Potter, The Company's Secretary and a Director, a common stock purchase option for the purchase of up to 250,000 shares of the Company's Common Stock at an exercise price of $0.25 per share (the "Potter Option"). The Potter Option expires on
February 13, 2004.

     On February 13, 1999, the Company granted Ralph M. Amato, the Company's President, Chairman, CEO, and Treasurer a common stock purchase option for the purchase of up to 600,000 shares of the Company's Common Stock at an exercise price of $0.25 per share (the "Second Amato Option"). The Second Amato Option expires on February 13, 2004.

     As of September 30, 1999, the Company had outstanding a note receivable in the amount of $37,073 from its President and Chairman, Ralph M. Amato (which, as of June 30, 2000 the amount of the note receivable totaled $89,689). The receivable is due and payable upon demand and bears interest at 5.85%. This note receivable compares to a $33,602 and $35,515 in note receivables due from Mr. Amato as of December 31, 1997 and December 31, 1998, respectively.

                                     - 34 -
===============================================================================

     In September 1999, the Company entered into a lease of two residential apartment units from Bayside Village at 180 Brannan Street Suite #217 and #406, San Francisco, California under a month-to-month lease at a combined monthly rental of $4,520.00. While one unit is used by the general manager of the Company's Club and the other unit is used by the Company's Chairman and any officers, employees, or consultants of the Company as the Company's business needs require, this transaction may be considered a transaction between the Company and Mr. Amato, the Company's founder, Chairman, and President.

     On October 25, 1999 the Company's Board of Directors accepted a loan from the Company's President, Ralph M. Amato. As of December 31, 1999, the amount of the loan from him totaled $77,000. The loan is due and payable on or before October 25, 2000, carries an interest rate of 10%, and is convertible into shares of the Company's Common Stock at $1.00 per share.

     On December 31, 1999, the Company issued 150,000 shares of its Common Stock to Essex Capital Holdings, Ltd. ("Essex") in payment of interest on the promissory note held by Essex.

     On January 15, 2000, the Company's Board of Directors accepted a loan of $16,000 from the Company's President, Ralph M. Amato. The loan is due and payable on or before October 25, 2000 and carries an interest rate of 10%.


     On March 31, 2000, the Company issued 75,000 shares of its Common Stock to Essex Capital Holdings, Ltd. ("Essex") in payment of interest (incurred during the three months ending March 31, 2000) on the promissory note held by Essex.

     On August 15, 2000, the Company's Board of Directors approved the issuance of 82,500 shares of its Common Stock to Essex Capital Holdings, Ltd. ("Essex") in payment of interest (incurred during the three months ending June 30, 2000) on the promissory note held by Essex.

     On August 15, 2000, the Company's Board of Directors approved the issuance of 600,000 shares of the Company's Common Stock to Ralph M. Amato, the Company's Chairman, President, and Chief Financial Officer for his services in connection with the opening and operation of the Company's Club.



ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK


     As of September 8, 2000 the Company had 8,172,139 shares of the Company's Common Stock (par value $0.001) outstanding. The Company's Certification of Incorporation, authorize the issuance of 20,000,000 shares of the Company's Common Stock. Holders of shares of the Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock, subject to the rights of any outstanding Preferred Stock, are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor.


     In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

                                     - 35 -
===============================================================================

PREFERRED STOCK

     The Company's Articles of Incorporation authorize the issuance of 8,000,000 shares of Preferred Stock (par value $0.001) in one or more series and with such rights, privileges, and preferences as the Company's Board of Directors may determine. The Company has no Preferred Stock issued or outstanding.


                                   PART II


Item 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.


     The Company's Common Stock trades in the Over-The-Counter ("OTC") market (Electronic Bulletin Board and "Pink Sheets") listed in the National Daily Quotations Service. Since October 6, 1998 to the present, there were only sporadic quotations with only limited and minimal interest by market makers. As of December 31, 1999, the Company had 12 market makers and 751 shareholders of record and as of September 8, 2000, the Company had 3 market makers and 769 shareholders of record.


     Since January 23, 2000 the Company's Common Stock has traded only in the OCT Pink Sheets and the Common Stock has little or no trading market. Stockholders who may seek to sell any Shares of the Common Stock will not likely find any significant liquidity and therefore may not be able to sell any significant volume of the Company's Common Stock.

     The following represents high and low bid prices by quarter as reported by the National Quotation Bureau, Inc.

                                          High            Low
                                         ------         -------
                      1998
                      ----
                   4th Quarter           $ 3.75         $0.5625

                      1999
                      ----
                   1st Quarter           $ 4.25         $2.00
                   2nd Quarter           $ 1.46         $0.625
                   3rd Quarter           $ 0.81         $0.56
                   4th Quarter           $ 0.75         $0.20

                      2000
                      ----
                   1st Quarter           $ 0.50         $0.20
                   2nd Quarter           $ 0.50         $0.20

                                     - 36 -
===============================================================================

Item 2.  LEGAL PROCEEDINGS.

     On April 13, 2000, Superior Heating and Sheet Metal, Inc.(the "Plaintiff") filed a Complaint against the Company, W.B. Elmer & Company, Lewis Chin and other unnamed persons in Superior Court for the County of San Francisco (the "Complaint").

     The Complaint asserts that: (i) the Company breached a contract to pay for services to the Plaintiff; (ii) the Plaintiff is entitled to payment for the reasonable value of the services rendered by the Plaintiff; and (iii) the Plaintiff is entitled to exercise its foreclosure rights pursuant to a mechanics' lien. The Complaint arises out of the construction of the Company's Club.

     The Plaintiff seeks $119,822 in damages. While the Company believes that it is not responsible for payment of these monies and that the general contractor, W.B. Elmer & Company, is responsible for the payment of all such amounts, there can be no assurance that the Company will prevail in any ultimate resolution of this litigation or that the Company will not incur substantial and protracted litigation costs, expenses, and settlement payments in resolving the claims made in the Complaint and the resulting litigation.

     On April 18, 2000 the Company was served with a copy of a summons and a Complaint filed by Tucknott Electric Co. (the "Tucknott Plaintiff") asserts:
(i) that the Company breached its contract with the Tucknott Plaintiff;
(ii) that the Company has been unjustly enriched at the expense of the Tucknott Plaintiff; and (iii) that the Tucknott Plaintiff is entitled to exercise its foreclosure rights pursuant to a mechanics' lien. This Complaint also arises out of the construction of the Company's Club.

     The Tucknott Plaintiff seeks $52,666.49 in damages. While the Company believes that it is not responsible for payment of these monies and that the general contractor, W.B. Elmer & Company, is responsible for the payment of all such amounts, there can be no assurance that the Company will prevail in any ultimate resolution of this litigation or that the Company will not incur substantial and protracted litigation costs, expenses, and settlement payments in resolving the claims made in the Complaint and the resulting litigation.

     In July 28, 2000, the Company (including its wholly-owned subsidiary, AEI-Nevada) was served with a copy of a summons and a Complaint filed in the Superior Court for the County of San Diego by Ken Marc (the "Marc Plaintiff"), a holder of a convertible promissory note with a principal amount of $10,000 (the "Marc Note"). The Marc Plaintiff asserts: (i) that the Company breached its obligations to the Marc Plaintiff by not repaying principle and interest due on the Marc Note; (ii) that the Company has been unjustly enriched at the expense of the Msarc Plaintiff; and (iii) that the Marc Plaintiff is entitled to relief for damages incurred by the Msarc Plaintiff.

     The Company intends to attempt to negotiate a settlement with the Marc Plaintiff. However, there can be no assurance that the Company will be successful.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The Company engaged the independent accounting firm of Sporl and Welker, the predecessor of Pannell Kerr Forster as the Company's independent auditor in October 1998. Pannell Kerr Forster resigned as the Company's auditor on December 17, 1999. The resignation did not arise out of any disagreement between the Company and Pannell Kerr Forster regarding any matter. Pannell Kerr Forster has stated that their resignation occurred because the industry in which the Company operates did not meet their long-term client profile objective.

     From December 1993 to March 1, 1996 the Company (through its predecessor, AEI-Nevada) engaged the firm of Harlan & Boettger as its independent auditor. Harlan & Boettger were dismissed by the Company in 1996. In that connection:
(i) Harlan & Boettger's report on AEI-Nevada did not contain an adverse opinion or disclaimer of opinion nor was it modified as to uncertainty, audit scope, or accounting principles; (2) the decision to dismiss Harlan & Boettger was made by AEI-Nevada's Board of Directors; (3) the dismissal of Harlan & Boettger did not arise out of any disagreement between the Company and Harlan & Boettger regarding any matter related to accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

     On March 18, 2000, the Company has engaged the services of Armando C. Ibarra, C.P.A. as its independent accountant to replace Pannell Ferr Forster.

                                     - 37 -
===============================================================================

     There have been no disagreements between the Company and any predecessor auditor during the past two fiscal years and any subsequent interim period prior to the termination of any said predecessor's engagement. In each case, the change in auditors was determined by the Company's Chairman of the Board of Directors.

     While Pannell Kerr Forster's audit report on the financial statements for 1997 and 1998 contained a going concern modification, the Company does not have any disagreements between it and Pannell Kerr Forster through the date of Pannell Kerr Forster's termination.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     In April of 1996 the Company issued a $25,000 unsecured convertible promissory note to Thomas Johnson in exchange for the Company's receipt of $25,000 cash. The note bears interest at 10% and is convertible into the Company's Common Stock at $1.00 per share. Mr. Johnson, an Accredited Investor, was a sophisticated person and had a pre-existing relationship with the Company. The note was issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The note was issued without an underwriter. The note was issued to Thomas Johnson.

     In June 1996, the Company issued a $10,000 unsecured convertible promissory note to Ken Marc in exchange for the Company's receipt of $10,000 cash. The note bears interest at 10% and is convertible into the Company's
Common Stock at $1.00 per share.   Mr. Marc, an Accredited Investor, was a
sophisticated person and had a pre-existing relationship with the Company.
The note was issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The note was issued without an underwriter. The note was issued to Ken Marc.

     On June 28, 1996, the Company issued a $120,000 convertible unsecured promissory note to Marge Yonika in exchange for the Company's receipt of $120,000 in cash. The note bears interest at 10% and is convertible into the Company's Common Stock at $1.00 per share. Mrs. Yonika, an Accredited Investor, was a sophisticated person and had a pre-existing relationship with the Company. The note was issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The note was issued without an underwriter. The note was issued to Marge Yonika.

     In April 1997 the Company issued a $1,400 unsecured convertible promissory note to Vincent Amato in exchange for the Company's receipt of $1,400 in cash. The note bears interest at 10% and is convertible into the Company's Common Stock at $1.00 per share. Mr. Amato, an Accredited Investor, was a sophisticated person and had a pre-existing relationship with the Company. The note was issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The note was issued without an underwriter. The note was issued to Vincent Amato.

     In May of 1997, the Company issued a $25,000 unsecured convertible promissory note to the Ina L. Weeda Family Trust in exchange for the Company's receipt of $25,000 in cash. The note bears interest at 10% and is convertible into the Company's Common Stock at $1.00 per share. The trustee of the Ina L. Weeda Family Trust, an Accredited Investor, was a sophisticated person and had a pre-existing relationship with the Company. The note was issued pursuant to
Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The note was issued without an underwriter. The note was issued to the Ina L. Weeda Family Trust.

                                     - 38 -
===============================================================================

     In June 1997 the Company issued a $5,000 unsecured convertible promissory note to Vincent Amato in exchange for the Company's receipt of $5,000 in cash. The note bears interest at 10% and is convertible into the Company's Common Stock at $1.00 per share. Mr. Amato, an Accredited Investor, was a sophisticated person and had a pre-existing relationship with the Company. The note was issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The note was issued without an underwriter. The note was issued to Vincent Amato.

     In December 1997, the Company issued a $25,000 unsecured convertible promissory note to the Ina L. Weeda Family Trust in exchange for the Company's receipt of $25,000 in cash. The note bears interest at 12% and is convertible into the Company's Common Stock at $1.00 per share. The trustee of the Ina L. Weeda Family Trust, an Accredited Investor, was a sophisticated person and had a pre-existing relationship with the Company. The note was issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The note was issued without an underwriter. The note was issued to the Ina L. Weeda Family Trust.

     In January 1998 and in March 1998 the Company issued a $3,000 and a $5,000 unsecured convertible promissory note (respectively) to Vincent Amato in exchange for the Company's receipt of $3,000 and $5,000 in cash respectively. The note is convertible into the Company's Common Stock at $1.00 per share.
Mr. Amato, an Accredited Investor, was a sophisticated person and had a pre-existing relationship with the Company. The note was issued pursuant to
Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of
Regulation D thereunder. The note was issued without an underwriter. The note was issued to Vincent Amato.

     In June 1998, the Company issued a $14,000 unsecured convertible promissory note to Vincent Amato in exchange for the Company's receipt of $14,000 in cash. The note bears interest at 12% and is convertible into the Company's Common Stock at $1.00 per share. Mr. Amato, an Accredited Investor, is and was a sophisticated person and had a pre-existing relationship with the Company. The note was issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The note was issued without an underwriter. The note was issued to Vincent Amato.

     During the period from October through December 1998, the Company issued 350,388 shares of its common stock (par value $0.001) to convert $480,831 in outstanding notes payable. Each of the noteholders who exchanged their promissory notes to acquire the shares were sophisticated persons and each had a pre-existing relationship with the Company. All of the shares were issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The shares were issued without an underwriter. The Shares were issued to Anthony Azevedo, William M. Aul, Christopher Palozzi, Lewis Chin, Hannah Cohen, Morris Diamond, James Palacek, Paul Palacek, Ina L. Weeda, Steve Cohen, Van Dam, and James DiNapoli.

     During the period from October through December 1998, the Company issued 186,376 shares of its common stock (par value $0.001) to convert $162,484 of then outstanding accounts payable. Each of the purchasers were sophisticated persons and each had a pre-existing relationship with the Company. All of the shares were issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The shares were issued without an underwriter. The Shares were issued to Scott Kelley, John L. Martin, Vernon Chu and Olde Monmouth Capital.

                                     - 39 -
===============================================================================

     During the period from October through December 1998 and in lieu of cash payments, the Company issued 185,500 shares its common stock (par value $0.001) for approximately $170,771 in architectural, design, and other services. Each of the purchasers were sophisticated persons and each had a pre-existing relationship with the Company. All of the shares were issued pursuant to
Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The shares were issued without an underwriter. The Shares were issued to W.B. Elmer & Company, Inc.

     In November 1998, the Company issued a $25,000 unsecured convertible promissory note to the Ina L. Weeda Family Trust in exchange for the Company's receipt of $25,000 in cash. The note bears interest at 12% and is convertible
into the Company's Common Stock at $1.00 per share.   The trustee of the
Ina L. Weeda Family Trust, an Accredited Investor, is and was a sophisticated person and had a pre-existing relationship with the Company. The note was issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The note was issued without an underwriter. The note was issued to the Ina L. Weeda Family Trust.

     During the period from October through December 1998 and in lieu of cash payments, the Company issued 240,000 shares of its common stock (par value $0.001) for approximately $240,000 in construction work. The purchaser was a sophisticated person and had a pre-existing relationship with the Company. All of the shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The shares were issued without an underwriter. The Shares were issued to W. B. Elmer & Company, Inc.

     In December 1998 and in lieu of a cash payment, the Company issued 20,000 shares of its common stock (par value $0.001) in payment of certain deposits due under the lease of the Company's lease agreement for its San Francisco Club at the real property located at 408-412 Broadway, San Francisco, California. The Shares were valued at $1.00 per Share. The purchaser was a sophisticated person and had a pre-existing relationship with the Company.
All of the shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The shares were issued without an underwriter. The Shares were issued to Roma Cafe, Inc.

     During October and November 1998 and in exchange for approximately $90,000 of accounts payable, the Company issued common stock purchase options for the purchase of up to 60,000 shares of its common stock at an exercise price of $1.00 per share. The options remain exercisable however none of the options have been exercised. The holders of the options are sophisticated investors and each had a pre-existing relationship with the Company. The options were issued pursuant to Section 4(2) of the Securities Act of 1933. The options were issued without an underwriter. The options were issued to Palmer Schooley, AIA, Architecture.

     In January 1999, the Company issued two convertible unsecured promissory notes to Vincent Amato in exchange for the Company's receipt of $13,540 in cash. The notes bear interest at 12% and each note is convertible into the Company's Common Stock at $1.00 per share. Mr. Amato is and was a sophisticated investor and the Company had a pre-existing relationship with him. The note was issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The note was issued without an underwriter. The note was issued to Vincent Amato.

     In January 1999, an investor exercised an option to purchase 100,000 shares of the Company's common stock (par value $0.001) at an exercise price of $0.25 per share. The Company received $25,000 upon exercise of the option.
The option had been granted in December 1996. The investor is a sophisticated investor and had a pre-existing relationship with the Company. The shares were issued pursuant to Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 thereunder. The shares were issued without an underwriter. The Shares were issued to Alex Lemus.

     On February 10, 1999, the Company issued a $600,000 convertible unsecured promissory note to W.B. Elmer & Company in exchange for the Company's receipt of construction and general contractor's services. The Note (including any accrued and unpaid interest thereon) is convertible into shares of the Company's Common Stock at $2.00 per share and carried an interest rate of 10%. W.B. Elmer & Company is a sophisticated investor and had a pre-existing relationship with the Company. The note was issued pursuant to Sections 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 thereunder. The note was issued without an underwriter. The note was issued to W. B. Elmer & Company and subsequently, in March 2000 W.B. Elmer & Co., Inc. converted the Note into 300,000 Shares of the Company's Common Stock and also received 35,000 Shares of the Company's Common Stock in full payment of all accrued and unpaid interest thereon.

                                     - 40 -
===============================================================================

     In January through August 1999, the Company issued 923,000 shares of its common stock (valued at $1,129,235) to certain holders of $1,129,235 of the Company's convertible promissory notes. Each of the converting promissory note holders were sophisticated investors, Accredited Investors (as that term is defined under Rule 501(a) of Regulation D) and each had a pre-existing relationship with the Company. The shares were issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder.
 The shares were issued without an underwriter. The Shares were issued to Ranji Doshl, Richard Langley, Lenny Gotter, Chris Haltnerman, John Yadegar, Arthur Adams, Even Yoav, Shingal Ashok, Arthur Steinberg, P. Scaccia, Robert Smith, Trafalgar Trust, J. Carey, Harvey Productions, Joseph Minieri, Curtis Moring, Rich and Famous Travel, Charlene Abernathy, W.B. Elmer & Company, Inc., Thomas Johnson, Brian Pado, Geoffrey Smith, Wendell Stemley, Robert Woo, Marge Yonika, Ken Yonika, William M. Randoll, Van Dam, Deloof Haj, Steven Demko, Colbert Gutierrez, Picilde Kirby, Ina L. Weeda, Ballymore Investments, Dairen Hylton, and Gary Gee.

     In February 1999 and in lieu of cash payments, the Company issued
223,642 shares of the Company's Common Stock at $1.00 per share for certain consulting services rendered to the Company. The purchaser was a sophisticated person and had a pre-existing relationship with the Company. All of the shares were issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 thereunder. The shares were issued without an underwriter. The Shares were issued to Olde Monmouth Capital Corp.

     In February 1999, the Company issued a $25,000 unsecured convertible promissory note to Christopher Palozzi in exchange for the Company's receipt of $25,000 cash. The note bears interest at 10% and is convertible into the Company's Common Stock at $1.00 per share. Mr. Palozzi, an Accredited Investor, was a sophisticated person and had a pre-existing relationship with the Company. The note was issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The note was issued without an underwriter. The note was issued to Christopher Palozzi.

     In January through March 1999, the Company issued 909,879 shares of its common stock at $1.00 per share in exchange for $909,879 in cash proceeds pursuant to Section 4(2) of the Securities Act of 1933 and Rule 504 of Regulation D thereunder. All of the shares were issued without an underwriter. The Shares were issued to Idalari, S.A., Generation Capital Associates, and Ballymore Investments, Ltd.

     In June 1999, the Company issued 125,000 shares of its common stock at $1.00 per share in exchange for $125,000 in cash pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 thereunder. The purchaser was a sophisticated investor and the Company had a pre-existing relationship with the purchaser. The shares were issued without an underwriter. The Shares were issued to Arthur Adams.

     In June 1999, the Company obtained commitments for the Company's issuance of up to $1,000,000 in an unsecured convertible promissory note (the "Note") issued to Essex Capital Holdings, Ltd. Under the terms of the Note, the Company received $890,000 from Essex in exchange for the Note. The investor is a sophisticated investor and has a pre-existing relationship with the Company. The Note was issued pursuant to Section 4(2) of the Securities Act of 1933.
The Note was issued to Essex without an underwriter.

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     On September 7, 1999, the Company agreed to issue 150,000 shares of its common stock in exchange for certain consulting services to be valued at $150,000. The purchaser was a sophisticated investor and the Company had a pre-existing relationship with the purchaser. The shares were to be issued pursuant to Section 4(2) of the Securities Act of 1933. The shares were issued without an underwriter. The Shares were issued to Market Pulse.


     In December 1999, the Company issued a $50,000 unsecured convertible promissory note to the Ina L. Weeda Family Trust in exchange for the Company's receipt of $50,000 in cash. The note bears interest at 12% and is convertible into the Company's Common Stock at $1.00 per share. The note was issued pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The note was issued without an underwriter. The note was issued to the Ina L. Weeda Family Trust.

     In December 1999 the Company obtained $300,000 from Lewis Chin, the owner of Roma Cafe Inc., the owner of the real estate on which the Company's
San Francisco Club is located. In exchange for the $300,000, the Company issued Mr. Chin an Unsecured Convertible Promissory Note convertible into shares of the Company's Common Stock at $0.40 per share. The investor is a sophisticated investor and has a pre-existing relationship with the Company. The Note was issued pursuant to Section 4(2) of the Securities Act of 1933. The Note was issued to Mr. Chin without an underwriter.




     On December 13, 1999, the Company issued the following shares of the Company's Common Stock: (A) 12,500 shares were issued to Reed Kaelin in exchange for the Company's receipt of real estate consulting services received by the Company in connection with the Company's Club in San Francisco, California; and (B) 23,000 shares were issued to Roma Cafe, Inc. in lieu of a cash payment for rent due under the lease for the real property used by the Company for the Company's Club in San Francisco, California. All of the shares were valued at $1.00 per share, each of the investors are sophisticated and each investor had a pre-existing business relationship with the Company. The Shares were issued pursuant to Section 4(2) of the Securities Act of 1933 and were issued without an underwriter.

     On December 31, 1999, the Company issued 150,000 shares of the Company's Common Stock to Essex Capital Holdings, Ltd. ("Essex") in payment of accrued and unpaid interest due on a certain promissory note previously issued to Essex. Under the terms of the promissory note with Essex, the shares issued to Essex were valued at $0.40 per share. Essex is a sophisticated investor and Essex had a pre-existing business relationship with the Company. The Shares were issued pursuant to Section 4(2) of the Securities Act of 1933 and were issued without an underwriter.


     In October 1999, November 1999, and again in December 1999, the Company received funds of $68,000, $6,000, and $3,000 respectively, from the Company's President and Chairman, Ralph M. Amato under the terms of unsecured promissory notes which bear interest at 10% and payable on or before October 25, 2000. Mr. Amato is a sophisticated investor and has a pre-existing relationship with the Company. The Notes were issued pursuant to Section 4(2) of the Securities Act of 1933. The Note were issued to Mr. Amato without an underwriter.

     In December 1999 and again in January 2000, the Company received funds from Essex Capital Holdings, Ltd. ("Essex") pursuant to an Addendum to the Unsecured Convertible Promissory Note (the "Addendum") issued to Essex. Under the terms of the Addendum, the Company is able to borrow additional funds from Essex up to a maximum of $1,500,000. The Addendum increases the amount of funds that the Company may borrow from the original $1,000,000 amount established by the terms of the original note issued to Essex in June 1999. (See above.) Essex is sophisticated investor and has a pre-existing relationship with the Company. The Notes were issued pursuant to Section 4(2) of the Securities Act of 1933. The Addendum was issued to Essex without an underwriter.

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

     In January 2000, the Company issued a $100,000 Unsecured Promissory Note to Lewis Chin, the owner of Roma Cafe, Inc., the owner of the real estate on which the Company's San Francisco Club is located. The Company received $100,000 in cash from the sale of the Note. The investor, Mr. Chin, is a sophisticated and Accredited Investor and has a pre-existing relationship with the Company. The Note was issued pursuant to Section 4(2) of the Securities Act of 1933. The Note was issued to Mr. Chin without an underwriter.

     On March 17, 2000, the Company issued a $50,000 Convertible Unsecured 12% Promissory Note to Gary M. Kawesch, M.D. in exchange for a $50,000 in cash received from Dr. Kawesch. The Note is convertible at $0.40 per Share. The investor, Dr. Kawesch, is a sophisticated and Accredited Investor and has a pre-existing relationship with the Company. The Note was issued pursuant to
Section 4(2) of the Securities Act of 1933. The Note was issued to Dr. Kawesch without an underwriter.

     During the period from January through March 31, 2000, the Company issued the following shares of the Company's Common Stock (with each Share valued at $0.50 per Share):

     (i) 75,000 shares of the Company's Common Stock were issued to Essex Capital Holdings, Ltd. in lieu of a cash payment and in payment of the accrued and unpaid interest on the amount due under the convertible unsecured promissory note previously issued to Essex Capital Holdings, Ltd. Essex is sophisticated investor and has a pre-existing relationship with the Company. The Shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The Shares were issued to Essex without an underwriter;

     (ii) 50,000 shares of the Company's Common Stock were issued to Lewis Chin (the owner of Roma Cafe Inc., the owner of the real estate on which the Company's San Francisco Club is located), in lieu of a cash payment and in payment of interest owed to Mr. Chin on a promissory note previously issued to him. The investor, Mr. Chin, is a sophisticated and Accredited Investor and has a pre-existing relationship with the Company. The Shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The Shares were issued to Mr. Chin without an underwriter;

     (iii) 335,000 Shares of the Company's Common Stock (including 35,000 Shares as payment of accrued and unpaid interest) were issued to
     W. B. Elmer & Co., Inc. upon conversion of a $600,000 convertible unsecured promissory note previously issued to W.B. Elmer & Co., Inc. on February 10, 1999 and in payment of all principal and unpaid and accrued interest thereon. The investor, W.B. Elmer & Co., Inc., is a sophisticated and Accredited Investor and has a pre-existing business relationship with the Company. The Shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The Shares were issued to W.B. Elmer & Co., Inc. without an underwriter; and

     (iv) 100,000 shares of the Company's Common Stock to the Ina L. Weeda Family Trust upon conversion of two convertible promissory notes previously issued to the Ina L. Weeda Family Trust. The trustee of the Ina L. Weeda Family Trust, is a sophisticated and Accredited Investor and has a pre-existing business relationship with the Company. The Shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The Shares were issued to the Ina L. Weeda Family Trust without an underwriter.

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


     In addition, during the period from January to March 31, 2000, the Company issued an aggregate of 202,000 shares of its Common Stock in lieu of cash payments and in exchange for services received by the Company from the following individuals and in the amounts shown for each such individual. Each purchaser is experienced and each had a pre-existing business relationship with the Company. The Shares were valued at $0.50 per Share. The Shares were issued pursuant to Section 4(2) of the Securities Act of 1933 and all of the Shares were issued without an underwriter:

     (1)  27,000 Shares of the Company's Common Stock were issued to
          Jeff Stuber for marketing services related to the opening of the Company's Club;

     (2) 20,000 Shares of the Company's Common Stock were issued to Lindsay Faniel for administrative services for the Company's Club;

     (3) 20,000 Shares of the Company's Common Stock were issued to Gina Dawson for marketing services related to the opening of the Company's Club;

     (4) 10,000 Shares of the Company's Common Stock were issued to William Shirk for wine and liquor inventory consulting services for the Company's Club;

     (5) 10,000 Shares of the Company's Common Stock were issued to Gerard Crawford for pastry, desserts, and menu strategy consulting services for the Company's Club;

     (6) 10,000 Shares of the Company's Common Stock were issued to Jacob Watkins for computer and information systems vendor consulting services for the Company's Club;

     (7) 10,000 Shares of the Company's Common Stock were issued to Edward Evans for entertainer selection and recruitment consulting services;

     (8) 10,000 Shares of the Company's Common Stock were issued to Mark Pears for music and sound system configuration consulting services for the systems installed in the Company's Club;

     (9) 5,000 Shares of the Company's Common Stock were issued to Dennis DeGori for business strategy consulting services related to the opening of the Company's Club;

    (10) 10,000 Shares of the Company's Common Stock were issued to Susan Adair for recruitment of entertainers and consulting services;

    (11) 5,000 Shares of the Company's Common Stock were issued to Randy Beasley for national recruitment of entertainers and consulting services;

    (12) 1,500 Shares of the Company's Common Stock were issued to Daniela Lazar for modeling services related to the opening of the Company's Club;

    (13) 1,500 Shares of the Company's Common Stock were issued to Johanna Mattox for modeling services related to the opening of the Company's Club;

    (14) 1,500 Shares of the Company's Common Stock were issued to Jennifer Powell for modeling services related to the opening of the Company's Club;

    (15) 1,500 Shares of the Company's Common Stock were issued to Jeena Nijjar for modeling services related to the opening of the Company's Club;

    (16) 1,500 Shares of the Company's Common Stock were issued to Ross Grossman for model selection and consulting services related to the opening of the Company's Club;

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

    (17) 20,000 Shares of the Company's Common Stock were issued to Bianca Hodge for business strategy consulting services related to the marketing and advertising of the Company's Club;

    (18) 20,000 Shares of the Company's Common Stock were issued to Deborah Gintoli for business strategy consulting services related to the marketing and advertising of the Company's Club;

    (19) 10,000 Shares of the Company's Common Stock were issued to Gary Marlin, the Company's Club Manager pursuant to his employment agreement with the Company;

    (20) 5,000 Shares of the Company's Common Stock were issued, as a bonus, to Erik Reese, the Company's Executive Chef; and

    (21) 2,500 Shares of the Company's Common Stock were issued, as a bonus, to Nicholas S. Morganstern, the Company's Kitchen Manager.


     In March 2000, the Company also issued 82,000 Shares of the Company's Common Stock to Roma Cafe, Inc., the owner of the real estate on which the Company's San Francisco Club is located), in lieu of a cash payment and in payment of rent owed to Roma Cafe, Inc. The owner of Roma Cafe, Inc., Mr. Lewis Chin, is a sophisticated and Accredited Investor and has a pre-existing relationship with the Company. The Shares were valued at $0.50 per Share. The Shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The Shares were issued to Roma Cafe, Inc. without an underwriter.

     In March 2000, the Company issued 50,000 shares of the Company's Common Stock to William M. Aul in payment of legal services to the Company. The Shares were valued at $0.50 per Share. The investor, William M. Aul, is a sophisticated investor and has a pre-existing relationship with the Company. The Shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The Shares were issued to Mr. Aul without an underwriter.

     In March 2000, the Company issued 5,000 Shares of the Company's Common Stock to Victor Basanac in payment for certain travel services. The Shares were valued at $0.50 per Share. The investor, Victor Basanac, is sophisticated and experienced investor and has a pre-existing business relationship with the Company. The Shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The Shares were issued to Mr. Basanac without an underwriter.

     In March 2000, the Company issued 35,000 Shares of the Company's Common Stock to Suns Associates Group in lieu of cash and in payment for certain public relations services. The Shares were valued at $0.50 per Share. The investor, Suns Associates Group, is sophisticated and experienced investor and has a pre-existing business relationship with the Company. The Shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The Shares were issued to Suns Associates Group without an underwriter.

     In March 2000, the Company issued 40,000 Shares of the Company's Common Stock to Olde Monmouth Stock Transfer Co. in lieu of a cash payment and in payment of prior transfer agent services. The Shares were valued at $0.50 per Share. The Shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The Shares were issued to Olde Monmouth Stock Transfer Co., Inc. without an underwriter.

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

     In March 2000, the Company issued 72,636 Shares of the Company's Common Stock were issued to Stanley V. Heyman, C.P.A., a former officer and director of the Company in payment of an outstanding balance of $72,636 in accordance with a prior understanding with Mr. Heyman. The investor, Stanley V. Heyman, C.P.A., is a sophisticated investor and has a pre-existing business relationship with the Company. The Shares were valued at $1.00 per Share. The Shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The Shares were issued to Stanley V. Heyman, C.P.A. without an underwriter.

     On June 22, 2000 the Company issued a $25,000 Convertible Unsecured Promissory Note to J. Dean Tinney in exchange for $25,000 cash received by the Company. The investor, J. Dean Tinney, is an Accredited Investor and a sophisticated investor who has a pre-existing business relationship with the Company. The note carries a 12% interest rate and is convertible into Shares of the Common Stock at $0.40 per Share. The Note was issued pursuant to
Section 4(2) of the Securities Act of 1933.  The Note was issued to
J. Dean Tinney without an underwriter.


     On August 15, 2000, the Company's Board of Directors approved the issuance of the following Shares of the Company's Common Stock:

     (a) 1,500 Shares to Mimi Young in exchange for the Company's receipt of modeling services;

     (b) 5,000 Shares to the Stan F. Osofsky Trust in exchange for the Company's receipt of real estate consulting services related to the Company's San Francisco Club;

     (c) 10,000 Shares, as a bonus, to Gary Marlin, the Manager of the Company's San Francisco Club, in accordance with the terms of the employment agreement with Mr. Marlin;

     (d) 10,000 Shares to Scott Weber in consideration of the Company's receipt of internet hosting services;

     (e) 15,000 Shares to Jonathon Adams in consideration of the Company's receipt of Web Site design consulting services;

     (f) 15,000 Shares to Shawn McKinney in consideration of the Company's receipt of financial advisory consulting services;

     (g) 70,000 Shares to William M. Aul in consideration of the Company's receipt of legal services; and

     (h) 600,000 Shares to Ralph M. Amato, the Company's President, Chairman, CFO, and Founder, as a bonus, in consideration of the successful opening and operation of the Company's San Francisco Club.

     Each of the above persons is a sophisticated investor and each has a pre-existing business relationship with the Company. All of the Shares were issued at $0.05 per Share pursuant to Section 4(2) of the Securities Act of 1933 and all of the Shares were issued without an underwriter.

     On August 15, 2000, the Company's Board of Directors approved the issuance of 12,500 Shares of the Company's Common Stock to Reed Kaelin in conversion of a previously issued $12,500 convertible promissory note previously issued to Reed Kaelin. The prior issuance of the $12,500 convertible note to Mr. Kaelin was undertaken on the basis of a pre-existing business relationship with him. Mr. Kaelin is a sophisticated investor and has a pre-existing business relationship with the Company. All of the Shares issued to Mr. Kaelin were issued pursuant to Section 4(2) of the Securities Act of 1933 without an underwriter.

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

     On August 15, 2000, the Company's Board of Directors approved the issuance of 82,500 Shares of the Company's Common Stock at $0.50 per Share to Essex Capital Holdings, Ltd. in payment of all accrued and unpaid interest on the outstanding balance of a interest due under the convertible unsecured promissory note previously issued to Essex Capital Holdings, Ltd. Essex is sophisticated investor and has a pre-existing relationship with the Company. The Shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The Shares were issued to Essex without an underwriter.

     On September 7, 2000, the Company's Board of Directors approved the issuance of 52,000 Shares of the Company's Common Stock to Jaidin Consulting Group, LLC ("Jaidin") in exchange for the Company's receipt of construction consulting services from Jaidin related to the construction of the Company's San Francisco Club. The issuance of the 52,000 Shares was undertaken on the basis of the Company's pre-existing business relationship with Jaidin at $0.50 per Share. Jaidin is a sophisticated investor and all of the Shares issued to Jaidin were issued pursuant to Section 4(2) of the Securities Act of 1933. The Shares were issued to Jaidin without an underwriter.

     All of the transactions referred to above are exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of
Section 4(2) thereof covering transactions not involving any public offering or involving no "offer" or "sale." As a condition precedent to each sale, the respective purchaser was required to execute an investment letter and consent to the imprinting of a restrictive legend on each stock certificate received from the Company.



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding by reason of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation shall not indemnify such persons against judgements and fines and no person shall be indemnified as to any claim, issue, or matter as to which such person shall have been adjudged to be liable for the negligence or misconduct in the performance of that person's duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses.

     In addition, the Company amended its Certificate of Incorporation on January 26, 1998 and, among other provisions, adopted Article "EIGHTH" which provides for the indemnification of the Company's officers and directors as follows:

     EIGHTH.  (a.)   A Director of the Corporation shall not be personally
     liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
     Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended after approval by the shareholders of this article to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, so as amended. Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

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

              (b.)   Right to Indemnification.  Each person who was or is made
     a party to, or is threatened to be made a party to, or is otherwise involved, in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director, Officer, or employee of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee, or agent or in any other capacity while serving as a Director, Officer, employee, or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment, against all expense, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a Director, Officer, employee, or agent and shall inure to the benefit of the indemnitee's heirs, executors, and administrators; provided, however, that, except as provided in paragraph (b) hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

          The right to indemnification conferred in this section shall be a contract right and shall include the right to be reimbursed by the Corporation for expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director of Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this section or otherwise (hereinafter an "undertaking").

              (c.)   Right of Indemnitee to Bring Suit.  If a claim under
     paragraph (a) of this section is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may, at any time thereafter, bring suit against the Corporation to recover the unpaid amount of the claim. If successful, in whole or in part, in any such suit or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses), it shall be a defense that the indemnitee has not met the applicable standard of conduct set forth in the Delaware General Corporation Law. In any suit brought by the Corporation to recover an advancement of expenses, pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the indemnitee has not met the applicable standard of conduct set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such suit brought by the indemnitee, by a defense to such suit. In any suit brought by the indemnitee to enforce a right hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or to such advancement of expenses under this section or otherwise shall be on the Corporation.

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

              (d.) Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, By-Law, agreement, vote of shareholders or disinterested Directors, or otherwise.

              (e.)   Insurance.  The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee, or agent of the Corporation or another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the Delaware General Corporation Law.

              (f.)   Indemnification of Agents of the Corporation.  The
     Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any agent of the Corporation to the fullest extent of the provisions of this section with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

     Finally, on December 10, 1993, the Company's predecessor, Alternative Entertainment, Inc., a Nevada corporation, agreed to indemnify Ralph M. Amato, the Company's Chairman, from and against any loss, damage, deficiency, expense, or cost (including reasonable attorneys' fees) incurred by Mr. Amato on account of or in connection with his serving as a director of the Company.

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


                                    PART III


ITEM 1.  INDEX TO EXHIBITS

Description                                                                Page
------------------------------------------------------------------         ----
 3       Certificate of Incorporation - Wagg Corp.
 3.1     Amendment to Certificate of Incorporation - Wagg Corp.
 3.2     Amendment to Certificate of Incorporation - Wagg Corp.
 3.3     By-Laws of Wagg Corp. (Delaware)
 3.4     Articles of Incorporation - Alternative Entertainment, Inc. (NV)
 3.5     By-Laws of Alternative Entertainment, Inc. (NV)
 3.6     Articles of Incorporation of RMA of San Francisco, Inc.
 3.7     By-Laws of RMA of San Francisco, Inc.
 4.1     Specimen of Common Stock Certificate

10       Agreement for the Purchase of Common Stock
10.1     Lease for Office Space in La Jolla, California
10.2     Lease of Real Property from Roma Cafe, Inc.
10.3     Lease of Apartment Units in San Francisco, California
10.4     Indemnification Agreement between the Company and Ralph M. Amato
10.5     Agreement with Itex Corporation
10.6     Employment Agreement Between the Company and Gary Marlin
10.7     Loan Agreement with Unsecured Convertible Note
10.8     Unsecured Promissory Note (C. Palozzi)
10.9     Settlement Agreement With Bowne of Los Angeles, Inc.
10.10    Unsecured Promissory Note (V. Amato)
10.11    Unsecured Promissory Note (V. Amato)
10.12    Secured Promissory Note (R. Smith)
10.13    Secured Promissory Note (I. Weeda Family Trust)
10.14    Secured Promissory Note (I. Weeda Family Trust)
10.15    Secured Promissory Note (K. Marc)
10.16    Secured Promissory Note (G. W. Smith)
10.17    Secured Promissory Note (D. Hylton)
10.18    Secured Promissory Note (M. Yonika)
10.19    Unsecured Promissory  Note (R. Kaelan)
10.20    Unsecured Convertible Promissory Note ($300,000 - Chin)
10.21    Addendum to Promissory Note (Essex)
10.22    Unsecured Promissory Note ($70,000 - Amato)
10.23    Unsecured Promissory Note ($16,000 - Amato)
10.24    Unsecured Promissory Note ($100,000 - Chin)

10.25    Unsecured Promissory Note ($25,000 - I. Weeda Family Trust)
10.26    Unsecured Promissory Note ($25,000 - I. Weeda Family Trust)
10.27    Loan Agreement & Convertible Unsecured Promissory Note
         ($50,000 - Kawesch)
10.28    Unsecured Promissory Note ($100,000 - Lewis Chin)
10.29    Unsecured Promissory Note ($25,000 - Thomas Johnson)
10.30    Loan Agreement & Convertible Unsecured Promissory Note
         ($25,000 - Tinney)

23.1     Consent of Pannell Kerr Forster
23.2     Resignation of Pannell Kerr Forster
23.3     Consent of Pannell Kerr Forster
23.4     Acknowledgment of Armando C. Ibarra
27       Financial Data Schedule

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

ITEM 2.  DESCRIPTION OF EXHIBITS

     The following exhibits required by Item 601 of Regulation S-B are filed herewith:

Exhibit
   No.                     Document Description
-------   ----------------------------------------------------------
 3        Certificate of Incorporation - Wagg Corp.
 3.1      Amendment to Certificate of Incorporation - Wagg Corp.
 3.2      Amendment to Certificate of Incorporation - Wagg Corp.
 3.3      By-Laws of Wagg Corp. (Delaware)
 3.4      Articles of Incorporation - Alternative Entertainment, Inc. (NV)
 3.5      By-Laws of Alternative Entertainment, Inc. (NV)
 4.1      Specimen of Common Stock Certificate

10        Agreement for the Purchase of Common Stock
10.1      Lease for Office Space in La Jolla, California
10.2      Lease of Real Property from Roma Cafe, Inc.
10.3      Lease of Apartment Units in San Francisco, California
10.4      Indemnification Agreement between the Company and Ralph M. Amato
10.5      Agreement with Itex Corporation
10.6      Employment Agreement Between the Company and Gary Marlin
10.7      Loan Agreement with Unsecured Convertible Note
10.8      Unsecured Promissory Note (C. Palozzi)
10.9      Settlement Agreement With Bowne of Los Angeles, Inc.
10.10     Unsecured Promissory Note (V. Amato)
10.11     Unsecured Promissory Note (V. Amato)
10.12     Secured Promissory Note (R. Smith)
10.13     Secured Promissory Note (I. Weeda Family Trust)
10.14     Secured Promissory Note (I. Weeda Family Trust)
10.15     Secured Promissory Note (K. Marc)
10.16     Secured Promissory Note (G. W. Smith)
10.17     Secured Promissory Note (D. Hylton)
10.18     Secured Promissory Note (M. Yonika)
10.19     Unsecured Promisory Note (R. Kaelan)
10.20     Unsecured Convertible Promissory Note ($300,000 - Chin)
10.21     Addendum to Promissory Note (Essex)
10.22     Unsecured Promissory Note ($70,000 - Amato)
10.23     Unsecured Promissory Note ($16,000 - Amato)
10.24     Unsecured Promissory Note ($100,000 - Chin)

10.25    Unsecured Promissory Note ($25,000 - I. Weeda Family Trust)
10.26    Unsecured Promissory Note ($25,000 - I. Weeda Family Trust)
10.27    Loan Agreement & Convertible Unsecured Promissory Note
         ($50,000 - Kawesch)
10.28    Unsecured Promissory Note ($100,000 - Lewis Chin)
10.29    Unsecured Promissory Note ($25,000 - Thomas Johnson)
10.30    Loan Agreement & Convertible Unsecured Promissory Note
         ($25,000 - Tinney)

23.1      Consent of Pannell Kerr Forster
23.2      Resignation of Pannell Kerr Forster
23.3      Consent of Pasnnell Kerr Forster
23.4      Acknowledgment of Armando C. Ibarra

27        Financial Data Schedule

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



                                   SIGNATURE


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                       BOYSTOYS.COM, INC.
                                          (Registrant)



Date:  September 28, 2000              By  /s/ Ralph M. Amato
                                           -------------------------
                                           Ralph M. Amato, Chairman,
                                           President  & Treasurer

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

                             BOYSTOYS.COM, INC.
                       (A Development Stage Company)

                     CONSOLIDATED FINANCIAL STATEMENTS

               For the Years Ended December 31, 1997 and 1998



INDEPENDENT AUDITORS' REPORTS . . . . . . . . . . . . . . . . .  F-1 - F-2

FINANCIAL STATEMENTS:

  Consolidated Balance Sheets
    as of December 31, 1997 and 1998,
    and September 30, 1999 (unaudited)  . . . . . . . . . . . .  F-3 - F-4

  Consolidated Statements of Operations
    for the Years Ended December 31, 1997 and 1998,
    and for the Nine Months Ended September 30, 1998
    and 1999 (unaudited), and from December 6, 1993
    (inception) through December 31, 1998, and from
    December 6, 1993 (inception) through
    September 30, 1999 (unaudited)  . . . . . . . . . . . . . .     F-5

  Consolidated Statements of Changes in Shareholders'
    (Deficit) Equity for the Years Ended
    December 31, 1997 and 1998, and for the Nine Months
    Ended September 30, 1999 (unaudited) and from
    December 6, 1993 (inception) through September 30, 1999
    (unaudited) . . . . . . . . . . . . . . . . . . . . . . . .  F-6 - F-8

  Consolidated Statements of Cash Flows
    for the Years Ended December 31, 1997 and 1998,
    and for the Nine Months Ended September 30, 1998
    and 1999 (unaudited), and from December 6, 1993
    (inception) through December 31, 1998, and from
    December 6, 1993 (inception) through
    September 30, 1999 (unaudited)  . . . . . . . . . . . . . .  F-9 - F-10

    Notes to Consolidated Financial Statements  . . . . . . . . F-11 - F-23

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

                         INDEPENDENT AUDITOR'S REPORT
                         ----------------------------


The Board of Directors.
BoysToys.com, Inc.
San Diego, California

We have audited the accompanying consolidated balance sheets of BoysToys.com, Inc. as of December 31, 1997 and 1998 and the related consolidated statements of operations, shareholders' deficit and cash flows for the years then ended, and the cumulative totals for the development stage operations from December 6, 1993 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of BoysToys.com, Inc. (formerly Alternative Entertainment, Inc.) from December 6, 1993 (inception) to
December 31, 1995, were audited by other auditors whose report dated
January 22, 1996, expressed an unqualified opinion on those statements. Our opinion, insofar as it relates to the cumulative totals for development stage operations from December 6, 1993 (inception) through December 31, 1995, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BoysToys.com, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for the years then ended, and the cumulative totals for the development stage operations from December 6, 1993 (inception) through December 31, 1998, in conformity with generally accepted accounting principles. Our opinion, insofar as it relates to the cumulative totals for development stage operations from December 6, 1993 (inception) through December 31, 1995, is based solely on the report of the other auditors.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the consolidated financial statements, the Company's loss from operations and excess of liabilities over assets raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



San Diego, California                                     PANNELL KERR FORSTER
August 31, 1999 (except for note 13, as to        Certified Public Accountants
             which the date is April 12, 2000)      A Professional Corporation


                                     F -  1

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

                         INDEPENDENT AUDITOR'S REPORT
                         ----------------------------


The Board of Directors.
Alternative Entertainment, Inc.
San Diego, California

We have audited the accompanying consolidated balance sheets of Alternative Entertainment, Inc. as of December 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' deficit and cash flows for the years then ended, and the cumulative totals for the development stage operations from December 6, 1993 (inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Alternative Entertainment, Inc. from December 6, 1993 (inception) through December 31, 1995, were audited by other auditors whose report dated January 22, 1996, expressed an unqualified opinion on those statements. Our opinion, insofar as it relates to the cumulative totals for development stage operations from December 6, 1993 (inception) through December 31, 1995, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alternative Entertainment, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, and the cumulative totals for the development stage operations from December 6, 1993 (inception) through December 31, 1997, in conformity with generally accepted accounting principles. Our opinion, insofar as it relates to the cumulative totals for development stage operations from December 6, 1993 (inception) through December 31, 1995, is based solely on the report of the other auditors.

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the company's loss from operations and excess of liabilities over assets raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



San Diego, California
September 29, 1998                                              SPORL & WELKER


                                     F -  2

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

                             BOYSTOYS.COM, INC.
                       (A Development Stage Company)
                        CONSOLIDATED BALANCE SHEETS
                   As of December 31, 1997 and 1998, and
                       September 30, 1999 (unaudited)

                                 ASSETS
                                 ------

                                             December 31,       September 30,
                                          1997         1998         1999
                                                                 (Unaudited)
                                       ==========   ==========   ==========
Current assets:
  Cash                                 $     -      $     -      $   14,449
  Prepaid rent                               -          24,000        4,000
  Construction escrow deposits               -         240,000       47,971
                                       ----------   ----------   ----------

  Total current assets                       -         264,000       66,420
                                       ----------   ----------   ----------

Noncurrent assets:
  Organization costs, net                   1,445         -            -
  Note receivable-officer                  33,602       35,515       37,073
  Deposits                                 37,000       37,000       64,715
  Property and equipment, net             540,525      538,350    2,378,393
                                       ----------   ----------   ----------

  Total noncurrent assets                 612,572      610,865    2,480,181
                                       ----------   ----------   ----------

Total Assets                           $  612,572   $  874,865  $ 2,546,601
                                       ==========   ==========   ==========

  The accompanying notes are an integral part of the financial statements.


                                     F -  3

                                     - 56 -
==============================================================================

                             BOYSTOYS.COM, INC.
                       (A Development Stage Company)
                        CONSOLIDATED BALANCE SHEETS
                   As of December 31, 1997 and 1998, and
                       September 30, 1999 (unaudited)

               LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
               ----------------------------------------------

                                             December 31,       September 30,
                                          1997         1998         1999
                                                                 (Unaudited)
                                       ==========   ==========   ==========
Current liabilities:
  Bank overdraft                       $    2,247   $   12,556   $     -
  Accounts payable and accrued expenses   642,931      621,704      622,969
  Accrued interest                        175,509      262,856      108,233
  Notes payable                         1,297,528    1,255,668      370,980
  Convertible debt                           -            -         890,000
                                       ----------   ----------   ----------

  Total current liabilities             2,118,215    2,152,784    1,992,182
                                       ----------   ----------   ----------

Commitments and contingencies (Note 10)

Shareholders' (deficit) equity:
  Preferred stock, $.01 par value
    (8,000,000 authorized; none issued
    and outstanding)                         -            -            -
  Common stock, $.01 par value
    (20,000,000 shares authorized; issued
    and outstanding: 1,856,687, 3,441,762
    and 5,723,283 as of December 31, 1997
    and 1998, and September 30, 1999
    (unaudited)                            18,567       34,418       57,233
  Additional paid-in-capital              825,733    2,013,996    8,034,136
  Common stock subscribed                    -            -         (62,500)
  Deficit accumulated during the
    development stage                  (2,349,943)  (3,326,333)  (7,474,450)
                                       ----------   ----------   ----------

  Total shareholders' (deficit) equity (1,505,643)  (1,277,919)     554,419
                                       ----------   ----------   ----------

Total Liabilities and Shareholders'
  (Deficit) Equity                     $  612,572   $  874,865   $2,546,601
                                       ==========   ==========   ==========

  The accompanying notes are an integral part of the financial statements.


                                     F -  4

                                     - 57 -
==============================================================================

                             BOYSTOYS.COM, INC.
                       (A Development Stage Company)
                   CONSOLIDATED STATEMENTS OF OPERATIONS
               For the Years Ended December 31, 1998 and 1997,
        for the Nine Months Ended September 30, 1998 and 1999 (unaudited), from December 6, 1993 (inception) through December 31, 1998,and from December 6, 1993 (inception) through September 30, 1999
(unaudited)

                                                                                          December 6,1993
                                                             Nine months ended          (Inception) through
                              Years ended December 31,         September 30,         December 31,   September 30,
                                 1997         1998           1998         1999           1998           1999
                                                         (Unaudited)   (Unaudited)                   (Unaudited)
                             ===========   ===========   ===========   ===========   ===========     ===========
Revenues                     $      -      $      -      $      -      $      -      $      -        $      -
                             -----------   -----------   -----------   -----------   -----------     -----------

General and
  Administrative Expenses       (355,177)     (838,594)     (395,921)   (3,691,556)   (2,705,515)     (6,397,071)
                             -----------   -----------   -----------   -----------   -----------     -----------

Other Income (Expenses):
  Interest income                  1,359         2,102           133         4,064         3,461           7,525
  Interest expense              (146,949)     (139,098)     (121,067)     (460,025)     (322,335)       (782,360)
Offering costs written-off          -             -             -             -         (297,944)       (297,944)
                             -----------   -----------   -----------   -----------   -----------     -----------

Total other expenses            (145,590)     (136,996)     (120,934)     (455,961)     (616,818)     (1,072,779)
                             -----------   -----------   -----------   -----------   -----------     -----------

Deficit Before Income Taxes     (500,767)     (975,590)     (516,855)   (4,147,517)   (3,322,333)     (7,469,850)
                             -----------   -----------   -----------   -----------   -----------     -----------

Provision for Income Taxes          (800)         (800)         (600)         (600)       (4,000)         (4,600)
                             -----------   -----------   -----------   -----------   -----------     -----------

Net loss                     $  (501,567)  $  (976,390)  $  (517,455)  $(4,148,117)  $(3,326,333)    $(7,474,450)
                             ===========   ===========   ===========   ===========   ===========     ===========

Basic and diluted net loss
  per share                  $    (0.27)   $    (0.41)   $    (0.24)   $    (0.81)
                             ===========   ===========   ===========   ===========

Weighted average shares
  used for basic and diluted
  net loss per share           1,856,687     2,409,637     2,198,221     5,114,379
                             ===========   ===========   ===========   ===========

  The accompanying notes are an integral part of the financial statements.


                                     F -  5

                                     - 58 -
==============================================================================

                             BOYSTOYS.COM, INC.
                       (A Development Stage Company)
     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY
              For the Years Ended December 31, 1997 and 1998, for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999
(unaudited)

                                                                                                      Deficit
                                                                                                    Accumulated
                                                               Additional      Common Stock           During
                                             Common Stock        Paid-in        Subscribed          Development
                                          Shares      Amount     Capital      Shares      Amount       Stage        Total
                                         =========   ========   ========   ===========   ========   ===========   ===========
Balance, December 6, 1993                     -      $   -      $   -             -      $   -      $      -        $      -

  Issuance of common stock                  50,000        500      1,000          -          -             -            1,500

  Sale of stock to common stock
    subscribers upon full payment of
    subscription during December, 1993      11,817        118        237          -          -             -              355

  Common stock subscribed, net
    $50,871 of subscriptions receivable       -          -          -        1,666,667        119          -              119

  Net loss                                    -          -          -             -          -             (564)         (564)
                                         ---------   --------   --------   -----------   --------   -----------   -----------

Balance, December 31, 1993                  61,817        618      1,237     1,666,667        119          (564)        1,410

  Sale of stock to common stock
    subscribers upon full payment of
    subscription during June, 1994       1,666,667     16,667     34,233    (1,666,667)      (119)         -           50,781

  Issuance of common stock in
    private placement offering, net
    $10,067 of offering costs               71,442        714    203,546          -          -             -          204,260

  Net loss                                    -          -          -             -          -         (170,155)     (170,155)
                                         ---------   --------   --------   -----------   --------   -----------   -----------

Balance, December 31, 1994               1,799,926     17,999    239,016          -          -         (170,719)       86,296

  Issuance of common stock in
    private placement offering              56,761        568    169,717          -          -             -          170,285

  Return and cancellation of
    common stock                          (139,000)    (1,390)     1,390          -          -             -             -

  Issuance of common stock for
    services                               139,000      1,390    415,610          -          -             -          417,000

  Net loss                                    -          -          -             -          -         (777,674)     (777,674)
                                         ---------   --------   --------   -----------   --------   -----------   -----------

Balance, December 31, 1995               1,856,687     18,567    825,733          -          -         (948,393)     (104,093)

  Net loss                                    -          -          -             -          -         (899,983)     (899,983)
                                         ---------   --------   --------   -----------   --------   -----------   -----------

Balance, December 31, 1996               1,856,687     18,567    825,733          -          -       (1,848,376)   (1,004,076)

  Net loss                                    -          -          -             -          -         (501,567)     (501,567)
                                         ---------   --------   --------   -----------   --------   -----------   -----------

Balance, December 31, 1997               1,856,687   $ 18,567   $825,733          -      $   -      $(2,349,943)  $(1,505,643)
                                         ---------   --------   --------   -----------   --------   -----------   -----------

  The accompanying notes are an integral part of the financial statements.


                                     F -  6

                                     - 59 -
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

                             BOYSTOYS.COM, INC.
                       (A Development Stage Company)
 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY (Contd)
              For the Years Ended December 31, 1997 and 1998, for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999
(unaudited)

                                                                                                        Deficit
                                                                                                      Accumulated
                                                                Additional       Common Stock           During
                                             Common Stock        Paid-in          Subscribed          Development
                                          Shares      Amount     Capital       Shares      Amount        Stage         Total
                                         =========   ========   ===--=====   ===========   ========   ===========   ===========
Balance, December 31, 1997               1,856,687   $ 18,567   $  825,733          -      $   -      $(2,349,943)  $(1,505,643)

Issuance of common stock on
reverse merger (Note 1)                    602,811      6,028         -             -          -             -            6,028

Issuance of common stock on
conversion of notes payable and
accrued interest, from September
1998 through December 1998, at
an average price of $1.37 per share        350,388      3,504      477,327          -          -             -          480,831

Issuance of common stock on
conversion of accounts payable,
from January 1998 through October
1998, at an average price of $0.87
per share                                  186,376      1,864      160,620          -          -             -          162,484

Issuance of common stock for
services     , from January 1998 through
December 1998, at an average price of
$0.92 per share                            185,500      1,855      168,916          -          -             -          170,771

Issuance of common stock for
construction escrow deposits
in October 1998, at a price of
$1.00 per share                            240,000      2,400      237,600          -          -             -          240,000

Issuance of common stock for
prepaid rent in December 1998,
at a price of $1.20 per share               20,000        200       23,800          -          -             -           24,000

Issuance of stock options on
conversion of accounts payable
in October 1998, at a price of
$1.00 per share (Note 7)                      -          -          90,000          -          -             -           90,000

Issuance of stock options to directors
for services in October 1998, at a
price of $1.00 per share (Note 7)             -          -          30,000          -          -             -           30,000

Net loss                                      -          -            -             -          -         (976,390)     (976,390)
                                         ---------   --------   ----------   -----------   --------   -----------   -----------

Balance, December 31, 1998               3,441,762   $ 34,418   $2,013,996        -      $   -      $(3,326,333)  $(1,277,919)
                                         ---------   --------   ----------   -----------   --------   -----------   -----------

  The accompanying notes are an integral part of the financial statements.


                                     F -  7

                                     - 60 -
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

                             BOYSTOYS.COM, INC.
                       (A Development Stage Company)
  CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY (Contd)
              For the Years Ended December 31, 1997 and 1998, for the Nine Months Ended September 30, 1998 and 1999 (unaudited), and from December 6, 1993 (inception) through September 30, 1999 (unaudited)

                                                                                                        Deficit
                                                                                                      Accumulated
                                                                Additional       Common Stock           During
                                             Common Stock        Paid-in          Subscribed          Development
                                          Shares      Amount     Capital       Shares      Amount        Stage         Total
                                         =========   ========   ==========   ===========   ========   ===========   ===========
Balance, December 31, 1998               3,441,762   $ 34,418   $2,013,996          -      $   -      $(3,326,333)  $(1,277,919)

Unaudited information:

Issuance of common stock on
  exercise of option in September
  1999, at an exercise price of $0.25      100,000      1,000       24,000          -          -             -           25,000

Issuance of common stock on
  conversion of notes payable and
  accrued interest, from February
  1999  through June 1999, at an
  average price of $1.22 per share         923,000      9,230    1,120,005          -          -             -        1,129,235

Issuance of common stock for
  services     , from April 1999 through
  July 1999, at an average price of
  $1.00 per share                          223,642      2,236      221,741          -          -             -          223,977

Issuance of common stock in
  private placement offering from
  February 1999 through May 1999,
  at a price of $1.00 per share            909,879      9,099      900,780          -          -             -          909,879

Issuance of stock options to
  directors for services in February
  1999 (Note 7)                               -          -       3,042,000          -          -             -        3,042,000

Issuance of common stock for
  cash and subscription receivable
  in March 1999, at a price of $1.00
  per share                                125,000      1,250      123,750       (62,500)   (62,500)         -           62,500

Beneficial conversion feature of
  convertible debt, from June 1999
  through December 1999 (Note 12)             -          -         587,864          -          -             -          587,864

  Net loss                                    -          -            -             -          -       (4,148,117)   (4,148,117)
                                         ---------   --------   ----------   -----------   --------   -----------   -----------

Balance, September 30, 1999
  (Unaudited)                            5,723,283   $ 57,233   $8,034,136       (62,500)  $(62,500)  $(7,474,450)  $   554,419
                                         =========   ========   ==========   ===========   ========   ===========   ===========

  The accompanying notes are an integral part of the financial statements.


                                     F -  8

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==============================================================================

                             BOYSTOYS.COM, INC.
                       (A Development Stage Company)
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1997 and 1998,
      for the Nine Months Ended September 30, 1998 and 1999 (unaudited), from December 6, 1993 (inception) through December 31, 1998, and from December 6, 1993 (inception) through September 30, 1999 (unaudited)

                                                                                                       December 6,1993
                                                                          Nine months ended          (Inception) through
                                              Years ended December 31,      September 30,        December 31,    September 30,
                                                  1997       1998        1998          1999          1998            1999
                                                                      (Unaudited)  (Unaudited)                   (Unaudited)
                                               =========   =========   =========   ===========   ===========     ===========
Cash Flows from Operating Activities:
  Net loss                                     $(501,567)  $(976,390)  $(517,455)  $(4,148,117)  $(3,326,333)    $(7,474,450)
  Non-cash operating activities included
    in deficit accumulated:
      Depreciation and amortization                1,040       2,175        -             -            5,931           5,931
      Accrued rent converted into
        note payable                                -           -           -             -           94,600          94,600
      Issuance of common stock for
        services                                    -        170,771     421,983       223,977       170,771         394,748
      Issuance of stock options to
        directors for services                      -         30,000        -        3,042,000        30,000       3,072,000
      Financing cost of beneficial
        conversion feature of convertible debt      -           -           -          587,864          -            587,864
  (Increase) decrease in assets:
    Prepaid rent                                    -           -           -           20,000          -             20,000
    Note receivable-officer                      (22,875)     (1,913)         51        (1,558)      (35,515)        (37,073)
    Deposits                                        -           -           -          (27,715)      (37,000)        (67,715)
    Organization Costs                              -          1,445        -             -           (3,756)         (3,756)
  Increase (decrease) in liabilities:
    Accounts payable and accrued expenses        103,959     231,257     (87,344)        1,265       874,188         875,453
    Accrued interest                             112,359     159,490      65,510        51,384       334,999         389,383
                                               ---------   ---------   ---------   -----------   -----------     -----------

Net cash used in operating activities           (307,084)   (383,165)   (117,255)     (250,900)   (1,892,115)     (2,143,015)
                                               ---------   ---------   ---------   -----------   -----------     -----------

Cash Flows from Investing Activities:
  Capital expenditures on
    leasehold improvements                       (11,632)       -           -       (1,648,014)     (540,525)     (2,188,539)
                                               ---------   ---------   ---------   -----------   -----------     -----------

Net cash used in investing activities            (11,632)       -           -       (1,648,014)     (540,525)     (2,188,539)
                                               ---------   ---------   ---------   -----------   -----------     -----------

  The accompanying notes are an integral part of the financial statements.


                                     F -  9

                                     - 62 -
==============================================================================

                             BOYSTOYS.COM, INC.
                       (A Development Stage Company)
               CONSOLIDATED STATEMENTS OF CASH FLOWS (Contd)
              For the Years Ended December 31, 1997 and 1998,
      for the Nine Months Ended September 30, 1998 and 1999 (unaudited), from December 6, 1993 (inception) through December 31, 1998, and from December 6, 1993 (inception) through September 30, 1999 (unaudited)

                                                                                                       December 6,1993
                                                                          Nine months ended          (Inception) through
                                              Years ended December 31,      September 30,        December 31,    September 30,
                                                  1997       1998        1998          1999          1998            1999
                                                                      (Unaudited)  (Unaudited)                   (Unaudited)
                                               =========   =========   =========   ===========   ===========     ===========
Cash Flows from Financing Activities:
Increase (decrease) in bank overdraft                328      10,309       2,607       (12,556)       12,556            -
Borrowings on notes payable                      318,388     366,828     114,648        38,540     1,569,756       1,608,296
Borrowings on convertible debt                      -           -           -          890,000          -            890,000
Proceeds from issuance of common stock              -          6,028        -          972,379       850,328       1,822,707
Proceeds on exercise of stock option                -           -           -           25,000          -             25,000
                                               ---------   ---------   ---------   -----------   -----------     -----------

Net cash provided by financing activities        318,716     383,165     117,255     1,913,363     2,432,640       4,346,003
                                               ---------   ---------   ---------   -----------   -----------     -----------

Net increase in cash                                -           -           -           14,449          -             14,449

Cash at Beginning of Year                           -           -           -             -             -               -
                                               ---------   ---------   ---------   -----------   -----------     -----------

Cash at End of Year                            $    -      $    -      $    -      $    14,449   $      -        $    14,449
                                               =========   =========   =========   ===========   ===========     ===========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:
Interest (net of amount capitalized)           $  (7,500)  $  (1,880)  $  (1,880)  $      -      $   (13,380)    $   (13,380)
                                               =========   =========   =========   ===========   ===========     ===========

Income taxes                                   $    (800)  $    (800)  $    (600)  $      (600)  $    (4,000)    $    (4,600)
                                               =========   =========   =========   ===========   ===========     ===========


Noncash investing and financing activities:

Accrued rent, late payment fees and
   costs due to landlord converted into
   note payable                                $    -      $     -     $    -      $      -      $   (94,600)    $   (94,600)
                                               =========   =========   =========   ===========   ===========     ===========

Issuance of common stock and stock
   options on conversion of debt               $    -      $(733,315)  $    -      $(1,129,235)  $  (733,315)    $(1,862,550)
                                               =========   =========   =========   ===========   ===========     ===========

Issuance of common stock and stock
   options for goods and services              $    -      $(264,000)  $(264,000)  $      -      $  (264,000)    $  (264,000)
                                               =========   =========   =========   ===========   ===========     ===========

  The accompanying notes are an integral part of the financial statements.


                                     F - 10

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

NOTE 1 - ORGANIZATION AND BUSINESS

BoysToys.com, Inc. (formerly Alternative Entertainment, Inc.) was incorporated in the state of Delaware on April 21, 1997, under the name Wagg Corp. ("Wagg"). BoysToys.com, Inc. engages in the business of developing, owning and operating nightclubs providing exotic dance entertainment combined with a full service restaurant, lounge, and business meeting facilities.

On December 6, 1993, Alternative Entertainment, Inc., a Nevada corporation ("AEI Nevada"), was formed. On November 10, 1994, a wholly-owned subsidiary was formed, BoysToys Cabaret Restaurants, Inc., a California Corporation, which plans to operate its first such nightclub facility in San Francisco, California.

On January 15, 1998, AEI Nevada acquired 80% of the outstanding common stock of Wagg. On January 25, 1998, the shareholders of AEI Nevada voted to execute a one-for-three reverse split of its common stock. On January 26, 1998, the shareholders of Wagg voted to execute a one-for-two reverse split of its common stock. Number of shares and per share amounts have been restated as though the transaction occurred on December 6, 1993 (Inception).

Following these actions and on January 28, 1998, the Wagg Board of Directors voted to approve a plan and agreement of reorganization between Wagg and AEI Nevada. Under the terms of the reorganization, each outstanding share of Wagg's common stock was exchanged for one share of AEI Nevada common stock and all of the assets of AEI Nevada were transferred to Wagg. This resulted in AEI Nevada becoming a wholly-owned subsidiary of Wagg. In conjunction with these actions, the shareholders of Wagg approved an amendment to Wagg's Certificate of Incorporation to change its name to Alternative Entertainment, Inc., a Delaware Corporation ("AEI"). The reorganization has been accounted for as a reverse acquisition with a public shell. Accordingly, the accompanying consolidated financial statements have been presented as if AEI Nevada had always been a part of Wagg.

During 1998 Wagg changed its name to AEI. On December 29, 1998, AEI changed its name to BoysToys.com, Inc. (the "Company")

Activity for all periods consisted primarily of efforts devoted to identifying suitable properties for acquisition, performing administrative functions, and the initial construction of the Company's first establishment located in San Francisco, California. Since planned operating activities have not yet commenced, the financial statements are those of a development stage company.


                                     F - 11

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


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The Company's policy is to use the accrual method of accounting and to prepare and present financial statements in accordance with generally accepted accounting principles.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Boys Toys Cabaret Restaurants, Inc. and AEI Nevada. All significant intercompany transactions and balances have been eliminated.

INTERIM FINANCIAL STATEMENTS

The accompanying balance sheet as of September 30, 1999 and the statements of operations and cash flows for the nine month periods ended September 30, 1998 and 1999, and from December 6, 1993 (inception) through September 30, 1999, have not been audited. However, these financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In management's opinion, the accompanying financial statements reflect all material adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results for the interim periods presented. The results for the interim periods are not necessarily indicative of the results which will be reported for the entire year.

FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheets for cash, bank overdraft, accounts payable and accrued expenses approximate fair value due to the immediate short-term maturity of these financial instruments.

The fair value of the Company's notes payable and convertible debt approximates the carrying amount based on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. The company is currently capitalizing all leasehold improvements, equipment and fixtures associated with the development of its first establishment located in San Francisco, California. No depreciation or amortization has been recorded because the Company is currently in the development stage and the assets have not yet been placed into service. Equipment and fixtures will be depreciated using the straight-line method over the estimated asset lives ranging from 3 to 7 years. Leasehold improvements will be amortized using the straight-line method over the shorter of the life of the improvements or the length of the lease.

Leasehold improvements are primarily architectural, planning and construction costs associated with construction of the facility. Equipment and fixtures are primarily computer systems, furniture, lighting, sound and video equipment.

The Company applies the provisions of Statement of Financial Accounting Standards (SFAS) No. 34. Consequently, interest cost related to the construction of the Company's first establishment is capitalized and will be amortized consistent with the leasehold improvements. Capitalized interest totaled $31,422, $31,422 and $233,070 as of December 31, 1997 and 1998, and
September 30, 1999 (unaudited), respectively.


                                     F - 12

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

STOCK BASED COMPENSATION

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This statement allows entities to measure compensation costs related to awards of stock-based compensation, using either the fair value method or the intrinsic value method. The Company has elected to account for stock-based compensation programs using the intrinsic value method.

Companies that do not choose to adopt the expense recognition rules of SFAS No. 123 will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion (APB) No. 25, but are required to provide pro forma disclosures of the compensation expense determined under the fair-value provisions of SFAS No. 123. APB No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, broad-based employee stock purchase plans and option grants where the exercise price is equal to the market price at the date of the grant. See Note7 for the proforma disclosures of the effect on net loss and net loss per share.

                                     - 66 -
==============================================================================

LONG-LIVED ASSETS

In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of the impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. No impairment of long-lived assets has been recognized.

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

BASIC LOSS PER SHARE

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. SFAS No. 128 supercedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of SFAS No. 128 effective December 6, 1993 (Inception).

Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the reported periods. Diluted net loss per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised. During the years ended December 31, 1997 and 1998, options to purchase zero and 120,000 common shares, respectively, were anti-dilutive and have been excluded from the weighted average share computation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                     F - 14

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


NOTE 3 - NOTE RECEIVABLE-OFFICER

A note receivable in the amount of $33,602, $35,515 and $37,073 is due from an officer of the Company as of December 31, 1997 and 1998, and September 30, 1999 (unaudited), respectively. This note bears interest at 5.85% and is due upon demand.


NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 1997 and 1998, and September 30, 1999 (unaudited) consists of the following:
                                              December 31,     September 30,
                                            1997       1998        1999
                                          --------   --------   ----------
                                                                (Unaudited)

     Equipment and fixtures               $  2,175   $   -      $  171,745
     Leasehold improvements:
          Capitalized construction costs   506,928    506,928    1,973,578
          Capitalized interest              31,422     31,422      233,070
                                          --------   --------   ----------
                                          $540,525   $538,350   $2,378,393
                                          ========   ========   ==========


                                     F - 15

                                     - 68 -
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


NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                              December 31,     September 30,
                                            1997       1998        1999
                                          --------   --------   ----------
                                                                (Unaudited)

     Accounts payable                     $625,614   $597,214   $  606,652
     Accrued expenses                       17,317     24,490       16,317
                                          --------   --------   ----------
                                          $642,931   $621,704   $  622,969
                                          ========   ========   ==========

During 1998, accounts payable of $162,484 and $90,000 were converted into 186,376 shares of common stock and options to purchase 60,000 shares of common stock, respectively.


                                     F - 16

                                     - 69 -
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


NOTE 6 - NOTES PAYABLE

Notes payable as of December 31, 1997 and 1998, and September 30, 1999 (unaudited) consist of the following:


                                                December 31,      September 30,
                                              1997        1998         1999
                                          ----------   ----------   ----------
                                                                   (Unaudited)
Secured promissory notes with issuance
dates ranging from September 1995 to
February 1999, with interest rates ranging
from 8% to 12% per annum.  The notes
are due at the earlier of one year after
the date of the note or 60 days after the
Company's common stock is traded on
any securities exchange or in any over-
the-counter market. The notes and accrued
interest thereon are secured by Company
common stock and note holders have the
option to convert their debt into Company
common stock. These notes were not paid
at their maturity dates and are due upon
demand.                                   $1,070,528   $1,120,268   $  295,580

Unsecured non-negotiable promissory
notes dated September 1997, with an
interest rate of 12% computed on a daily
basis.  The notes, including principal and
interest, are due six months from the
issuance date. These notes were not paid
at their maturity dates and are due upon
demand.                                       60,000       60,000         -

Unsecured promissory notes with issuance
dates ranging from May 1997 to December
1997, with an interest rate of 12% per
annum, with interest only payable on a
quarterly basis.  These notes were not
paid at their maturity dates and are
due upon demand.                              50,000       50,000       50,000

Unsecured promissory note dated
December 31, 1996, due ten business
days after demand for payment. Note
is non-interest bearing.  Note is due to
landlord of the Company's San Francisco
facility for unpaid rent, late payment
fees and costs for the year ended
December 31, 1996.                            94,600         -            -

Unsecured promissory notes dated in
1996 and 1997 due to related parties
upon demand, with an interest rate of
12% per annum.                                22,400       25,400       25,400
                                          ----------   ----------   ----------
                                          $1,297,528   $1,255,668   $  370,980
                                          ==========   ==========   ==========

Accrued interest related to notes payable totaled $175,509, $262,856 and $108,233 as of December 31, 1997 and 1998, and September 30, 1999 (unaudited), respectively. During 1998 and the first nine months of 1999, notes payable of $408,688 and $923,228 and accrued interest of $72,143 and $206,007, were converted into 350,388 and 923,000 shares of common stock, respectively.


                                     F - 17

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


NOTE 7 - SHAREHOLDERS' EQUITY

STOCK OPTIONS ISSUED ON CONVERSION OF ACCOUNTS PAYABLE

During the year ended December 31, 1998, the Company issued options to purchase 60,000 shares of common stock at an exercise price of $1 per share, on the conversion of $90,000 of accounts payable. None of the options had been exercised at year end and expire on December 31, 2000.

STOCK OPTION PLANS

The Company has approved two stock option plans that became effective
January 1, 1994, an Incentive Stock Option Plan and a Non-qualified Stock Option Plan. Both plans are available to officers, directors and key employees of the Company. Each plan allows for the purchase of up to 500,000 shares of common stock of the Company. See Note 12.

During the year ended December 31, 1998, the Company issued 60,000 options to a director at an exercise price of $0.50 under the non-qualified stock option plan. During the nine months ended September 30, 1999 (unaudited), 1,950,000 options were granted to officers of the Company as a compensation award (the "Compensation Options"). The Compensation Options were immediately exercisable for $0.25 per share and were granted at less than the quoted market price of the stock on the date of grant. The Company has elected to account for incentive grants and grants under its Plan following APB No. 25 and related interpretations. Accordingly, the Company recorded $30,000 and $3,042,000 as compensation expense for the year ended December 31, 1998 and the nine months ended September 30, 1999 (unaudited), respectively, with a corresponding credit to additional paid in capital.

The Company has adopted the disclosure provisions of SFAS No. 123 effective January 1, 1997. Under SFAS No. 123, the fair value of each option granted is estimated on the measurement date utilizing the then current fair value of the underlying shares, as estimated by management, less the exercise price discounted over the average expected life of the options of 10 years, with an average risk free interest rate of 5%, price volatility of .1 and no dividends. Had compensation cost for all awards been determined based on the fair value method as prescribed by SFAS No.123, reported net (loss) and net (loss) per common share would have been as follows:

                                          December 31, 1998
                                              ----------
          Net (loss):
               As reported                    $ (976,390)
               Pro forma                      $ (988,082)
          Basic and diluted net (loss) per share:
               As reported                    $   (0.41)
               Pro forma                      $   (0.41)


                                     F - 18

                                     - 71 -
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

A summary of the activity of the stock options for the year ended
December 31, 1998 is as follows:

                                              Year ended December 31, 1998
                                               --------------------------
                                                                Weighted
                                                                 Average
                                                                Exercise
                                                 Shares           Price
                                               ----------      ----------
Outstanding at beginning of period                   -         $     -
Granted                                           120,000           0.75
Forfeited                                            -               -
Expired                                              -               -
                                               ----------      ----------
Outstanding at end of period                      120,000      $    0.75
                                               ==========      ==========

Exercisable at end of period                      120,000      $    0.75
                                               ==========      ==========

Weighted-average fair value of options
   granted during the period                                   $    1.10
                                                               ==========

Weighted-average remaining contractual life                     10 years
                                                               ==========


NOTE 8 - INTEREST EXPENSE

                                 Years ended            Nine months ended       December 6, 1993
                                 December 31,             September 30,       (Inception) through
                              1997         1998         1998         1999      September 30, 1999
                                                    (Unaudited)  (Unaudited)      (Unaudited)
                           ----------   ----------   ----------   ----------      ----------
Interest expense incurred  $  146,949   $  139,098   $  121,067   $  661,673      $1,015,430
Less:
  Capitalization interest        -            -            -        (201,648)       (233,070)
                           ----------   ----------   ----------   ----------      ----------
Net interest expense       $  146,949   $  139,098   $  121,067   $  460,025      $  782,360
                           ==========   ==========   ==========   ==========      ==========


                                     F - 19

                                     - 72 -
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

NOTE 9 - INCOME TAXES

Provision for income taxes is summarized as follows:

                                 Years ended            Nine months ended       December 6, 1993
                                 December 31,             September 30,       (Inception) through
                              1997         1998         1998         1999      September 30, 1999
                                                    (Unaudited)  (Unaudited)      (Unaudited)
                           ----------   ----------   ----------   ----------      ----------
Current income taxes       $     (800)  $     (800)  $     (600)  $     (600)     $   (4,600)
Deferred income taxes            -            -            -            -               -
                           ----------   ----------   ----------   ----------      ----------
Provision for income taxes $     (800)  $     (800)  $     (600)  $     (600)     $   (4,600)
                           ==========   ==========   ==========   ==========      ==========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for reporting and the amounts used for income tax purposes. The tax effects of items comprising the Company's net deferred tax assets are as follows:

                                                December 31,      September 30,
                                             1997         1998         1999
                                                                   (Unaudited)
                                          ----------   ----------   ----------
Deferred tax assets:
Net operating loss carryforwards          $  657,000   $1,008,000   $2,659,000
Other                                           -          12,000       12,000
                                          ----------   ----------   ----------
Gross deferred tax assets                    657,000    1,020,000    2,671,000
                                          ----------   ----------   ----------
Valuation allowance                         (657,000)  (1,020,000)  (2,671,000)
                                          ----------   ----------   ----------
Net deferred tax assets                   $     -      $     -      $     -
                                          ==========   ==========   ==========

Realization of deferred tax assets is dependant upon sufficient future taxable income during the period that deductible temporary differences and carryforward are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance increased by $363,000 and $140,000 from 1997and 1996 respectively.


                                     F - 20

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

As of December 31, 1998, the Company has net operating loss carryforwards for both federal and state income tax purposes of approximately $2,500,000 which expire through 2018. Under federal and state laws, the availability of the Company's net operating loss carryforward may be limited if a cumulative change in ownership of more than 50% occurs within any three year period. Management has not completed an analysis to determine whether such a change has occurred.

Subsequent to year end, a cumulative change in ownership as described above occurred and the availability of the Company's net operating loss carryforward is limited to approximately $210,000 per year.

A reconciliation of the effective tax rates with the federal statutory rate is as follows:

                                      Years ended            Nine months ended
                                      December 31,             September 30,
                                   1997         1998         1998         1999
                                            (Unaudited)  (Unaudited)  (Unaudited)
                                ----------   ----------   ----------   -----------
Income tax expense (benefit)
     at 35% statutory rate      $ (175,500)  $ (338,900)  $ (181,100)  $(1,452,000)
Change in valuation allowance      140,000      363,000      155,300     1,651,000
Nondeductible expenses               1,000       36,400       36,400          -
Adjustment to net operating
     loss carryforwards             38,500         -            -             -
State income taxes, net            (28,200)     (55,400)     (29,600)     (240,400)
Other                               25,000       (4,300)      19,600        42,000
                                ----------   ----------   ----------   -----------
                                $      800   $      800   $      600   $       600
                                ==========   ==========   ==========   ===========


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NOTE 10 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASE

In February 1995, the Company began leasing real property in San Francisco, California which will be used to open its first night club facility. The operating lease is for a period of ten years with two renewal options, each for an additional five years. At December 31, 1998, minimum annual rental commitments under this non-cancelable lease were as follows:

                   Year Ending
                   -----------
                      1999       $   94,800
                      2000          195,600
                      2001          195,600
                      2002          201,600
                      2003          201,600
                   Thereafter       128,400
                                 ----------
                                 $1,017,600
                                 ==========

Unpaid rent totaling $60,000 has been included in accrued expenses as of December 31, 1997.

Rent expense for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999 (unaudited) was $157,026, $180,707, $135,350 and $150,541, respectively.


                                     F - 22

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BARTER CREDITS

On February 18, 1998, the Company entered into an agreement to purchase $530,000 of Barter Credits via the future issuance of 100,000 shares of common stock of the Company. The Barter Credits entitle the Company to receive goods and services with a fair value estimated at $530,000 in excess of cash payments made. Management will value the Barter Credits at the fair value of the Company's common stock on the date of issuance. As the Company utilizes the Barter Credits, it will record an increase in additional paid-in capital for the excess of the fair value of the goods and/or services received over cash payments made plus the pro-rata portion of the available Barter Credits utilized to the fair value of the Barter Credits recorded by the Company. The shares to be issued are subject to restrictions on their transferability of up to two years. The Barter Credits expire sixty months from February 18, 1998, unless the Company has used at least $100,000 of the Barter Credits during this period, which will extend the remaining Barter Credits through February 18, 2008.


NOTE 11 - GOING CONCERN

As shown in the accompanying financial statements the Company has incurred a deficit of $501,567 and $976,390 for the years ended December 31, 1997 and 1998, respectively, and has incurred a deficit totaling $7,474,450 since its inception in 1993. Additionally, the Company's current liabilities exceeded its current assets by $1,925,762 as of September 30, 1999 (unaudited). The Company has been unable to meet its loan obligations as they became due. (See
Note 6). The ability of the Company to continue as a going concern is dependent on the significant generation of revenue from the Company's facility in San Francisco, California. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


NOTE 12 - SUBSEQUENT EVENTS

CONVERTIBLE DEBT

During 1999 the Company obtained an unsecured convertible promissory note which is not to exceed $1,000,000. Interest accrues at 12% per year, payable quarterly. Principal, and any accrued interest, is payable on or before January 23, 2001. The Company has the right to accelerate the maturity date and prepay all or any portion of the principal at 125% of the then outstanding principal amount, plus all accrued interest. The noteholder has the right, upon thirty days notice to the Company, to convert all or any portion of the then outstanding principal amount, plus all accrued interest, into shares of the Company's common stock at the conversion price of $0.40 per share. Consequently there is no amortization period and the Company has recognized the value of this conversion feature by recording additional interest expense based on the difference between the quoted stock price and the conversion price for each draw on the line and for each monthly interest accrual. For the nine months ended September 30, 1999 (unaudited) the Company recognized $587,864 of interest expense related to this conversion feature.

PRIVATE PLACEMENT

During 1999, the Company completed a private placement of 909,879 shares of common stock issued under Rule 504 of Regulation D promulgated under the Securities Act of 1933. Total net proceeds from the offering were $909,879.

CERTIFICATE OF FINAL COMPLETION

During October 1999 the Company completed its 15,000 square foot nightclub facility in San Francisco, California and received its certificate of final completion. The Company anticipates opening the facility in December 1999.

DEBT CONVERSION

Of the $1,120,268 of outstanding notes payable at December 31, 1998, $824,688 was converted into equity during the nine months ended September 30, 1999.

STOCK OPTION PLAN

During February 1999, the Company adopted the BoysToys.com Inc. Stock Option Plan (the "Plan"). The Plan is available to the Company's officers, directors, and employees. The Plan allows for the grant of up to 2,500,000 shares of the Company's common stock at exercise prices and other terms as determined by the Company's Board of Directors. As of September 30, 1999 the Company has granted 1,950,000 shares (unaudited) of common stock under this plan.


NOTE 13 - RESTATEMENT

The financial statements at December 31, 1998 have been restated to eliminate the Barter Credit asset and the related issuable 100,000 shares of common stock. The result of this restatement decreased total assets by $100,000, increased total shareholder's' deficit by $100,000 and had no effect on the net loss or net loss per share for the year ended December 31, 1998.


                                     F - 23

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SPORL & WELKER
Certified Public Accountants

                                                       PKF
                                                       Worldwide
                                                       The San Diego Affiliate
                                                       of PKF International

                        INDEPENDENT AUDITOR'S REPORT
                        ----------------------------

The Board of Directors
Alternative Entertainment, Inc.
San Diego, California

We have audited the accompanying consolidated balance sheets of Alternative Entertainment, Inc. as of December 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Alternative Entertainment, Inc. from December 6, 1993 (inception) through December 31, 1995, were audited by other auditors whose report dated
January 26, 1996, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alternative Entertainment, Inc., as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the company's loss from operations and excess of liabilities over assets raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

San Diego, California
September 29, 1998                              /s/ Sporl & Welker
                                                ------------------
                                                SPORL & WELKER

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